Exhibit 99.1

News Release

May 9, 2012

TELUS Reports First Quarter 2012 Results

Revenue and earnings growth generated by continued leading wireless performance

Vancouver, B.C. – TELUS Corporation’s first quarter 2012 revenue was $2.6 billion, an increase of four per cent over last year. The increase was generated by nearly six per cent growth in wireless revenue and two per cent growth in wireline revenue, both driven by strong data growth.

In the wireless segment, the company added 63,000 postpaid wireless customers in the first quarter as strong smartphone adoption resulted in wireless data revenue growth of 36 per cent. Notably, TELUS reported industry leading wireless average revenue per unit (ARPU) and subscriber churn metrics.  ARPU increased by 1.7 per cent - the sixth consecutive quarter of year-over-year growth. Blended monthly subscriber churn decreased 15 basis points (bps) year-over-year to 1.55 per cent, reflecting lower churn on smartphones, the success of retention investments and a customer friendly marketing and service orientation. These industry leading metrics contributed to strong 13 per cent growth in wireless EBITDA (earnings before interest, tax, and depreciation).

In the wireline segment, TELUS added 44,000 TV customers this quarter to bring its total subscriber base to just over 550,000 - up 54 per cent from year ago. When combined with attracting new high-speed Internet subscribers, the company generated wireline data revenue growth of 13 per cent. However, due to aggressive competitive activity and wireless substitution, access lines losses accelerated and underlying (adjusted) wireline EBITDA was down seven per cent.

Consolidated first quarter EBITDA was up more than two per cent from a year ago and for the first time, surpassed $1.0 billion. Adjusted EBITDA (excluding items detailed in footnote 2) was up more than 4 per cent.

Net income and earnings per share (EPS) for the first quarter were $348 million and $1.07, respectively, representing year-over-year growth of approximately six per cent each.

Free cash flow more than doubled to $358 million this quarter - up by $196 million over the same period a year ago. This was due primarily to lower discretionary contributions made to defined benefit pension plans, lower restructuring payments and higher adjusted EBITDA.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	3 months ended March 31		Per cent
(unaudited)	2012	2011	change
Operating revenues	2,631	2,531	4.0
Operating expenses before depreciation & amortization	1,622	1,545	5.0
EBITDA(1)	1,009	986	2.3
Adjusted EBITDA(2)	1,010	970	4.1
Net income(3)(4)	348	328	6.1
Earnings per share (EPS), basic(3)(4)	1.07	1.01	5.9
Dividends per share declared for first quarter	0.58	0.525	10.5
Capital expenditures	441	409	7.8
Free cash flow(5)	358	162	121
Total customer connections(6)	12.75	12.31	3.6

(1)	Earnings before interest, taxes, depreciation and amortization (EBITDA). See Section 11.1 in the 2012 first quarter Management’s discussion and analysis.
(2)

Adjusted EBITDA for the first quarter of 2012 excludes a $1 million equity loss for the residential component of the TELUS Garden real estate joint venture, and consistent with methodology last year, adjusted EBITDA for the first quarter of 2011 excludes a $16 million non-cash gain on Transactel (Barbados) Inc.

(3)	Net income and EPS for the first quarter of 2012 included favourable income tax-related adjustments of approximately $10 million or 3 cents per share.
(4)	Net income and EPS for the first quarter of 2011 includes the after-tax Transactel gain of $12 million or 4 cents per share.
(5)	For definition, see Section 11.2 in 2012 first quarter Management’s discussion and analysis.
(6)	Sum of wireless subscribers, network access lines, total Internet subscribers, and TELUS TV subscribers (IPTV and satellite TV).

Darren Entwistle, TELUS President and CEO said, “TELUS continues to build upon our company’s operational momentum as we delivered the most TV, high-speed Internet and wireless client net additions, the highest wireless ARPU and the lowest wireless churn amongst our Canadian telco and cableco peer group. This led to strong results, with wireline data revenue growth of 13 per cent and wireless data revenue growth of 36 per cent. Consolidated financial results were driven by outstanding wireless revenue and margin enhancement. This performance is the direct result of TELUS’ investment in our network technology and the commitment to the customer experience displayed by our dedicated team members.”

Mr. Entwistle added, “TELUS’ operational execution and 121 per cent increase in free cash flow is enabling the continued realization of my personal three year goals for EPS and free cash flow growth to 2013, and TELUS’ dividend growth model to 2013. In this regard, we are delivering to shareholders a 10.9 per cent higher dividend compared to a year ago.”

Robert McFarlane, TELUS Executive Vice-President and CFO, said “the first quarter of 2012 represents a better than expected beginning to the year with strong free cash flow generation supporting an even stronger balance sheet. Despite industry leading wireline revenue growth backed by strong operational results from Optik-TV and high-speed Internet, profitability for this segment declined but was consistent with internal plans. We continue to be relentless in identifying opportunities for appropriate cost reduction and based on the increased initiatives in the pipeline, we now expect 2012 restructuring expenses to double to $50 million from the previous estimate. Despite this change, the full year 2012 wireline profitability target range remains achievable and accordingly, we re-affirm our existing full year consolidated annual targets.”

The 2012 consolidated and segmented annual targets have been reaffirmed. See section 9 of the first quarter 2012 MD&A.

This news release contains statements about expected future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2012 annual targets), qualifications and risk factors (including TELUS’ proposed share consolidation and foreign ownership levels, semi-annual dividend increases to 2013 and CEO three year goals for EPS and free cash flow growth to 2013 excluding spectrum costs) referred to in the 2012 Information Circular, Management’s discussion and analysis (MD&A) in the 2011 annual report, and in the 2012 first quarter report. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $75 million or 5.7 per cent to $1.38 billion in the first quarter of 2012, compared to the same period a year ago. This growth was driven by a larger subscriber base and higher ARPU due to increased use of wireless data services.

•                  Data revenue increased by $132 million or 36 per cent to $498 million this quarter and now represents 39 per cent of network revenue, up from 30 per cent one year ago. Data ARPU increased by $5.12 or 29 per cent to $22.83. These increases were due to continued strong adoption of smartphones and related data plans, increased use of mobile Internet devices and tablets, increased revenues from pay-per-use text messaging, as well as higher roaming volume.

•                  Blended ARPU increased by $0.98 or 1.7 per cent to $58.87 as 29 per cent data ARPU growth more than offset a 10 per cent voice ARPU decline. This is the sixth consecutive quarter of year-over-year blended ARPU growth.

•                  Wireless net additions of 22,000 were lower by 31 per cent year-over-year and included the addition of 63,000 postpaid subscribers and a loss of 41,000 lower-ARPU prepaid subscribers. Postpaid net additions were up 21 per cent from a year ago. Excluding deactivations from the loss of a low-ARPU federal service contract to a competitor from the current and year-ago quarter, postpaid net additions were unchanged year-over-year at 68,000.

•                  Total wireless subscribers are up 5.1 per cent from a year ago to 7.36 million and the proportion of high value postpaid subscribers has increased 1.9 points to 84.1 per cent. Smartphone subscribers now represent 56 per cent of the total postpaid subscriber base of 6.19 million as compared to 38 per cent a year ago.

•                  Cost of retention as a percentage of network revenue decreased by 1.5 points to 10.7 per cent, primarily due to lower retention volumes resulting from retention investments in prior periods.

•                  Cost of acquisition per gross addition increased year-over-year by 4 per cent to $362, reflecting higher per-unit subsidies from increased sales of more expensive, but higher ARPU and lower churn, smartphones and competitive dynamics.

•                  Blended monthly subscriber churn decreased 15 basis points (bps) year-over-year to 1.55 per cent, reflecting lower churn on smartphones, the success of retention investments and a customer friendly marketing and service orientation. The loss of a federal government contract contributed 3 bps to churn this quarter, compared to 8 bps a year ago.

•                  Wireless EBITDA of $622 million increased $71 million or 13 per cent due to strong revenue growth and effective cost control. EBITDA margin of 44.7 per cent expanded by 290 bps compared to last year.

•                  Simple cash flow (EBITDA less capital expenditures) slightly decreased by $4 million to $471 million in the quarter as EBITDA growth was offset by increased capital spending related to the launch and expansion of TELUS’ new 4G LTE network.

TELUS wireline

•                  External wireline revenues increased by $25 million or two per cent to $1.25 billion in the first quarter of 2012, when compared with same period a year ago. This growth was generated by increasing data revenues, partially offset by declines in local and long-distance revenues and a one-time non-cash gain on Transactel.

•                  Data service and equipment revenues increased by $81 million or 13 per cent, due primarily to strong growth in TELUS TV subscriber base combined with rate increases in 2011, increased data equipment sales, and higher Internet and enhanced data services revenue from several sources including large enterprise deals.

•                  TELUS TV quarterly additions of 44,000 were unchanged over same period last year. The TELUS TV subscriber base of 553,000 increased by 54 per cent from a year ago.

•                  High Speed Internet net additions of 16,000 were unchanged from a year ago and reflect the pull-through effect of Optik TV sales, as well as continued broadband service expansion.

•                  Total network access lines (NALs) declined 4.6 per cent from a year ago to 3.5 million. Residential lines losses accelerated to 47,000. Residential lines are down 7.2 per cent year-over-year, largely reflecting heavily discounted offers from TELUS’ primary cable competitor in Western Canada and wireless and Internet-based technological substitution. Business NAL losses of 10,000 accelerated from a year ago largely due to the implementation of voice and data services for wholesale customers in the first half of 2011, ongoing competition in the small and medium business market, and conversion from legacy voice services to IP services.

•                  Wireline EBITDA of $387 million decreased by $48 million or 11 per cent due ongoing declines in higher margin legacy voice services that were not fully offset by growth in lower margin data services. Adjusted EBITDA (see note 2 in the table above) was lower by $31 million or 7.4 per cent, while adjusted EBITDA margin of 30.1 per cent, was down 350 bps from last year.

•                  Simple cash flow (Adjusted EBITDA less capital expenditures) increased by $12 million to $98 million in the quarter due to reduced capital spending.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS proposal to convert Non-Voting Shares into Common Shares is contested

TELUS announced on February 21, that it was proposing to convert its Non-Voting Shares into Voting Shares to be decided at the May 9, 2012 annual and special meeting of shareholders pursuant to a plan of arrangement. Under the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis if approved by two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately. In addition, court approval is required and approvals from the Toronto and New York stock exchanges for the listing of the new Common Shares.

After the announcement, Mason Capital, an event-driven U.S.-based hedge fund rapidly bought approximately 33 million TELUS’ Common Shares while simultaneously selling short an almost equal number of TELUS Non-Voting Shares and Common Shares. Despite Mason only having a net economic interest in the company of 416,000 shares (less than 0.25 per cent), it had control of the votes of almost 19 per cent of the Common Share class. It announced it would vote against the proposal and subsequently issued a dissident proxy circular, which TELUS responded to on April 25 with a second letter and proxy sent to TELUS shareholders.

Independent proxy advisory firms Institutional Shareholder Services Inc (ISS) and Glass, Lewis taking into account Mason’s filings and actions both confirmed their recommendations to institutional clients that they vote in favour of the proposed transaction, as recommended to TELUS shareholders by our Board and its financial advisor Scotia Capital in its fairness opinion.

Shareholders were set to decide the matter at TELUS’ meeting of shareholders today. However, on May 8, 2012, the Company announced it was withdrawing the plan of arrangement set out in its 2012 Information Circular, and plans to reintroduce a new proposal in due course.

TELUS poised to gain more ‘followers’ with Twitter on Optik TV

TELUS is giving customers in British Columbia, Alberta and Eastern Quebec something to “Tweet” about with a free Twitter app on its Optik TV service. The app is designed to provide Optik TV viewers with convenient access to Twitter features and content without missing a moment of their favourite TV show. This app introduces a new dimension to TV watching and social media. Users are now able to Tweet what they’re watching and follow what others are saying about their favourite show through ‘TV Tweets’, creating an innovative, new social TV viewing experience. The Twitter app is offered free as part of the Optik TV subscription, uses the standard Optik remote control, and displays view trending topics and Tweets about the show they are watching.

In February, TELUS also launched new innovations that continue to transform the way customers enjoy Optik TV. TELUS Optik TV is the first TV service in the world to offer customers the ability to control both live and recorded TV using hand gestures and voice commands, over an Xbox 360 Kinect. This means Optik TV customers can change channels up or down, mute or unmute the volume, and pause, replay, and fast forward without the remote control.

TELUS’ also launched Optik on the go, which allows Optik TV customers to view a selection of commercial free TV On Demand shows and movies on select smartphones, tablets and laptops anywhere in Canada. Where available, TELUS customers will be able to experience the service on TELUS’ 4G LTE wireless network.

TELUS investing to bring B.C. cutting-edge communications technology

In March, TELUS announced it will invest in advanced technology and state-of-the-art facilities that will expand TELUS’ advanced wireless and wireline broadband networks across the province, and in the construction of TELUS Garden, the most advanced office and residential development in the province’s history. In addition, TELUS will invest in creating one of the world’s greenest intelligent data centres in Kamloops, which will be built to LEED (leadership in energy and environmental design) gold standards. The new data centre will further expand TELUS’ capacity to provide information technology management services to business in Canada and internationally.

TELUS Garden development off to successful start

In early April, TELUS announced TELUS Garden’s 415-unit condo tower had sold out, ahead of the planned formal launch later that month. In addition, 12 of the 21 floors available in the development’s planned office tower have already been pre-leased. The one million square foot development will redevelop almost the entire Vancouver block as home to TELUS’ current national headquarters. The project incorporates a LEED Platinum 24-storey signature office tower that will be home to TELUS’ new headquarters, a 46-storey residential tower built to the LEED Gold standard and retail space along Robson and Georgia Streets.

When completed in 2014, TELUS Garden will use at least 30 per cent less energy than a standard development of its size through the use of innovative technologies and practices. It will transfer excess heat from one building to another as needed, use solar panels to power some infrastructure, and capture rainwater for toilets and garden irrigation. Located near to the Skytrain, there will be facilities for bicycles, and charging stations for electric cars.

TELUS introduces trade-in program for customers’ used device

TELUS is making it easier for customers to get into the latest, wireless devices with the introduction of a trade-in program. In March, TELUS introduced a trade-in program that rewards wireless customers with instant in-store credit for their used device while giving them a chance to dispose of their electronic waste safely and smartly. Customers can trade in a phone, mobile Internet key or mobile Wi-Fi device at any participating TELUS trade-in location and will be offered a credit for the device based on fair market value and device condition. If a device is valued at $0, TELUS will donate $3 to Tree Canada toward the planting of a tree for each recycled unit. TELUS celebrated the launch of its new trade-in program with a limited time offer - until May 21 customers get a $50 bonus credit. Credits may be applied to any new device that is activated or renewed on TELUS service at time of trade.

TELUS launches latest devices and focuses on exceptional in-store experiences

During the first quarter, TELUS continued to offer customers a choice of the latest devices. This included the LG Optimus LTE, Nokia Lumia 800, Samsung Galaxy Nexus, Samsung Galaxy Note, and Samsung Galaxy Tab 8.9 LTE. The LG Optimus LTE and Samsung Galaxy Note allows customers to experience the new incredible speed of the 4G LTE network, while the Galaxy Nexus offers the latest version of the Android operating system, Ice Cream Sandwich. The Nokia Lumia 800 represents the best in bold design with its uni-body build and availability in three colours.

TELUS continued its focus on building an exceptional in-store experience for customers by launching Galaxy Headquarters in approximately 350 stores across Canada. This initiative offers a quality in-store experience focused around the Samsung Galaxy device line-up by showcasing these products together in a central location within the store and having knowledgeable sales reps and Learning Centre specialists available to help customers choose the right device.

TELUS Next Generation store opens in Laval Quebec

In April, TELUS inaugurated its first of many Next Generation TELUS stores in Laval, Québec. Located in the Carrefour Laval shopping mall the first Next Generation TELUS store is designed with TELUS’ award-winning national brand that is instantly recognizable due to its consistency. Set up with the latest wireless technologies, the new store is completely interactive and designed to create a multi-sensory experience throughout its dynamic layout. The store is designed to encourage shoppers to fully experience the TELUS brand and our cutting edge technologies in a variety of engaging ways including: live devices, multiple screens and projected images, and a live Twitter feed at the entrance.

TELUS and Vox Mobile launch Managed Mobility Services for enterprise customers

In March, TELUS and Vox Mobile launched a unique suite of end-to-end Managed Mobility Services, the only such offering from an established Canadian wireless carrier, designed specifically for the complex needs of Canadian enterprises. TELUS Managed Mobility Services powered by Vox Mobile is a complete service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment. The service leverages a growing trend in enterprises to adopt “Bring your Own Device” policies that provide more mobile device choice.

TELUS launches Virtual Private Cloud service for Canadian businesses

In April, TELUS announced the launch of the TELUS AgilIT Virtual Private Cloud, an innovative service that enables businesses to take full control of their cloud computing environment. The first of TELUS’ AgilIT cloud offerings, and unlike other cloud infrastructure services, TELUS’ Virtual Private Cloud service provides organizations of all sizes access to computing resources on-demand with a powerful, full-featured portal that enables 24x7 remote access to view and manage their cloud.

TELUS supports local programs and charities through Optik TV and smartphone sales

From February through April, TELUS announced a number of marketing programs supporting local organizations and charities in communities across Canada through donations from the sale of TELUS Optik TV and smartphones. This is consistent to TELUS’ philosophy to “give where we live” while sustaining our business success. Programs include:

•                  TELUS is giving for every new and upgrading smartphone customer in Edmonton, Alberta $100 to support the Campaign for Prostate Health until May 31, 2012.

•                  TELUS is giving in Grande Prairie, Alberta $25 to support the building of the Philip J. Currie Dinosaur Museum for every new customer signing up for TELUS Optik TV or activating a smartphone until August 8, 2012.

•                 To mark the launch of Optik TV in Penticton, B.C. TELUS will give $25 to the South Okanagan Similkameen Medical Foundation, in support of the Penticton Regional Hospital, for every new customer signing up for Optik TV or activating a smartphone until August 8, 2012.

•                  TELUS will contribute $25 on behalf of every new smartphone customer in Victoria, B.C. to the YMCA-YWCA Greater Victoria’s Strong Kids Campaign until August 8, 2012.

•                  TELUS will give $25 in support of the Sturgeon Community Hospital Foundation for every new Optik TV customer in St. Albert, Alberta until August 8, 2012.

In January, TELUS announced it had raised more than $500,000 for Opération Enfant Soleil and L’Association du cancer de l’Est du Québec by donating $100 to the charities for every new customer signing up for TELUS Optik TV in Eastern Quebec and Quebec City region during 2011.

Canadian entrepreneurs invited to share their challenges for a chance to win $100,000

TELUS and The Globe and Mail announced the launch of The Challenge, the second annual contest inviting Canadian small business owners to present their biggest business challenge for the opportunity to win a $100,000 grant from TELUS. Entrepreneurs across Canada are invited to submit entries at Globeandmail.com/thechallenge and will be judged by a panel that includes entrepreneurs and small business experts. The contest closes May 28, 2012.

TELUS and Canadian Youth Business Foundation team-up to support young entrepreneurs

In April, TELUS and the Canadian Youth Business Foundation (CYBF) announced a milestone campaign that will help young entrepreneurs launch businesses across Canada. TELUS is donating up to $150,000 to CYBF to help seven young entrepreneurs start and succeed in their business venture.

TELUS named one of best employers for new Canadians

For the second straight year, TELUS was named one of the Best Employers for New Canadians in an annual competition that recognizes the nation’s leaders in assisting recent immigrants make the transition to a new workplace and a new life in Canada. TELUS was among 40 organizations chosen this year. Launched in 2007, the competition is managed by the editors of Canada’s Top 100 Employers in partnership with ALLIES, a joint initiative of The Maytree Foundation and the J.W. McConnell Family Foundation

TELUS named one of Canada’s Best Diversity Employers

For the fourth straight year, TELUS was named one of Canada’s Best Diversity Employers in an annual competition that recognizes the nation’s leaders in creating diverse and inclusive workplaces. This year’s list pays tribute to 50 organizations in Canada that have developed exceptional diversity initiatives to promote inclusiveness among employee groups such as women, members of visible minorities and Aboriginal peoples. Among the reasons TELUS was selected include: developing and implementing a diversity strategy with the support of the TELUS Diversity and Inclusiveness Council;  providing professional development opportunities for thousands of women through Connections — the TELUS women’s network; and Creating Eagles, an Aboriginal team member resource group at TELUS.

TELUS Investor Relations receive awards and Vice President a Lifetime Achievement Award

At the prestigious 15th Annual IR Magazine Canada Awards in Toronto, the TELUS IR team was recognized for the best financial reporting across all industries, best overall investor relations in the telecommunications sector and was ranked fourth best overall in the list of top 50 investor relations programs. In addition, John Wheeler, Vice President, IR, received the 2012 Lifetime Achievement Award in Investor Relations.

Charity and first three members of field announced for 2012 TELUS World Skins Game

In April, TELUS announced PGA stars Paul Casey, Anthony Kim and defending champion Jhonattan Vegas as the first three players in the field for the 2012 TELUS World Skins Game as the event comes to Glen Arbour Golf Course in Halifax, Nova Scotia July 29-31. The TELUS World Skins Game is a highlight of the Canadian summer sporting schedule for the country’s golf fans, as well as the community that hosts it. Fulfilling its promise to “give where we live,” the TELUS World Skins Game has raised more than $10 million since 2001 for a wide variety of important causes across Canada. This year, the event will support the funding of new technology enhancing care at the IWK Health Centre in Nova Scotia.

TELUS announces new chair of the TELUS Montreal Community Board

In April, TELUS announced that Mrs. Claude Benoit accepted the position of chair of the TELUS Montreal Community Board. She will replace Mr. Bernard Lamarre, who has served on the Board since its inception in 2006. Mrs. Benoit will remain as president and CEO of the Old Port of Montreal Corporation, a position she has held for more than a decade. During her time there as vice-president, from 1997 to 2000, she oversaw the development of the Montréal Science Centre. Mrs. Benoit is a member of the Order of Canada and has been awarded the McNeil Medal from the Royal Society of Canada for her significant contributions to the promotion of scientific and technological literacy among students, teachers and the general public.

The Honourable Myra A. Freeman joins the TELUS Atlantic Canada Community Board

In March, TELUS announced the appointment of The Honourable Myra A. Freeman to the TELUS Atlantic Canada Community Board. Mrs. Freeman, is a member of the Order of Canada and served for six years as the Lieutenant Governor of Nova Scotia. Currently, Mrs. Freeman is a national director of the Historica-Dominion Institute of Canada, the RCMP Foundation, the Duke of Edinburgh Awards, the International Women’s Forum of Canada, the Canadian Friends of the Israel Museum, the Frank H. Sobey Awards for Excellence in Business Studies, and the Advisory Board of the Coady International Institute. Recently, she served as Honourary Chair of Mount Saint Vincent University’s Capital Campaign and as advisor on the Legacy Committee of the 2011 Halifax Canada Games. She is also a recipient of several honourary degrees and prestigious awards, including the Woman of Action Humanitarian Award from the Canadian Israel Research Foundation and was recognized as a one of Canada’s 100 Outstanding Women by the Richard Ivey School of Business and the Women’s Executive Network.

Days In Wait launches and $2 million in funding to support David Foster Foundation

In April, the David Foster Foundation and TELUS announced the launch of Days In Wait, an online portal dedicated to raising awareness of the importance of organ donation in Canada. Days In Wait refers to the number of days a donor recipient has been waiting to receive a life-saving organ. This innovative online community at daysinwait.com is a place where people can research information, ask questions and register to be an organ donor. The site will also enable Canadians touched by organ donation to share their stories of hope, support and inspiration. In February 2011, the David Foster Foundation and TELUS embarked on a mission to help bring awareness and education around the critical shortage of organ donors in Canada. The creation of Days In Wait is part of that drive. From 2010 through to the end of 2013, TELUS, its team members and advertising agencies, TAXI and Cossette, will have contributed more than $2 million in support of the David Foster Foundation, including $500,000 from TELUS for the marquee sponsorship of the David Foster Miracle Concert Weekend in Victoria, May 25 to 27.

Dividend Declaration — Increase to 61 cents per quarter - up 10.9 per cent year-over-year

In February, the Board of Directors declared early a quarterly dividend of sixty-one cents ($0.61) Canadian per share on the issued and outstanding Common shares and sixty-one cents ($0.61) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 3, 2012 to holders of record at the close of business on June 8, 2012.

This second quarter dividend represents a 3 cent increase from the prior quarter and a 6 cent or 10.9 per cent increase from the 55 cent second quarter dividend paid in July 2011. This is consistent to the company’s semi-annual dividend growth model announced a year ago.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2011 annual report on our website at telus.com/investors.

TELUS’ first quarter conference call is scheduled for May 9, 2012 at 4:30 pm ET and will feature a presentation followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A telephone playback will be available on May 9 until June 9 (1-877-353-9587, reservation no.770348#). An archive of the webcast will also be available at: telus.com/investors and a transcript will be posted on the website within several business days.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.5 billion of annual revenue and 12.7 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines and 1.3 million Internet subscribers and more than 550,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

TELUS CORPORATION

Management’s discussion and analysis

2012 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2012 are described in Section 9. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, newer entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options and roll-out plans, including reliance on wireless reciprocal network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management; and successful upgrades of TELUS TV technology.

•                  Economic growth and fluctuations including: the strength and persistence of the economic recovery in Canada that may be influenced by international economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure levels in 2012 and beyond due to the Company’s wireless deployment strategy for future technologies including LTE, wireline broadband initiatives, new Internet data centre (IDC) initiatives, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band in first half of 2013 and the 2.5/2.6 GHz bands in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives to 2013 including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

•                  Regulatory approvals and developments including: the result of future spectrum auctions for the 700 MHz and 2.5/2.6 GHz bands (including the amount and cost of spectrum acquired); whether application and enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; increased foreign control of certain wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces in respect of terms and conditions of wireless services, whose non-harmonized rules create risk of significant compliance costs.

•                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 510 employees).

•                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, centralized procurement, value for money initiatives and real estate consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; real estate joint-venture development risks; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

•                  Tax matters including possible increases in certain provincial and/or federal corporate income tax rates, including the federal government’s announced policy change to eliminate the ability to defer income taxes through the use of different tax year-ends between operating partnerships and corporate partners, which is expected to increase income tax payments in commencing in 2014.

•                  Business continuity events including human-caused threats such as electronic attacks, and natural disaster threats.

•                  Acquisitions or divestitures including realizing expected strategic benefits.

•                  Proposed share consolidation and foreign ownership levels.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in TELUS’ 2011 MD&A and updates in this MD&A.

Management’s discussion and analysis (MD&A)

May 9, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month period ended March 31, 2012, and should be read together with TELUS’ Condensed interim consolidated financial statements dated March 31, 2012. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results for the first quarter of 2012
2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2012
4.	Capabilities	An update of factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	A discussion of operating performance for the first quarter of 2012
6.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the three-month period ended March 31, 2012
7.	Liquidity and capital resources	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2012	TELUS’ confirmed targets for the full year of 2012, and related assumptions
10.	Risks and risk management	An update of certain risks and uncertainties facing TELUS
11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its April 2012 bank rate announcement. The Bank’s April 2012 Monetary Policy Report projected Canada’s economy will grow at 2.4% in both 2012 and 2013 before moderating to 2.2% in 2014, with the economy returning to full capacity in the first half of 2013. Statistics Canada’s Labour Force Survey reported the March 2012 national unemployment rate at 7.2%, down from 7.5% in December 2011.

1.3 Consolidated highlights

	First quarters ended March 31
($ millions, unless noted otherwise)	2012	2011	Change
Consolidated statements of income
Operating revenues	2,631	2,531	4.0%
Operating income	539	542	(0.6)%
Income before income taxes	464	438	5.9%
Net income	348	328	6.1%

Basic earnings per share(1) (EPS) ($)	1.07	1.01	5.9%
Diluted EPS(1) ($)	1.06	1.00	6.0%
Cash dividends declared per share(1) (2) ($)	1.19	0.525	n/m

Average shares(1) outstanding - basic (millions)	325	324	0.3%
Consolidated statements of cash flows
Cash provided by operating activities	763	454	68.1%

Cash used by investing activities	(514)	(516)	0.4%
• Capital expenditures	(441)	(409)	(7.8)%

Cash (used) provided by financing activities	(227)	68	n/m
Other highlights
Subscriber connections(3) (thousands)	12,749	12,308	3.6%
EBITDA(4)	1,009	986	2.3%
Adjusted EBITDA(4) (5)	1,010	970	4.1%
Adjusted EBITDA margin(6) (%)	38.4	38.6	(0.2)	pts.
Free cash flow(4)	358	162	121.0%
Net debt to EBITDA — excluding restructuring costs(4) (times)	1.8	1.9	(0.1)

Abbreviations used in MD&A: n/a — Not applicable; n/m — Not meaningful; pt(s). — Percentage point(s).

(1)             Includes Common Shares and Non-Voting Shares.

(2)             Dividends declared in 2012 include the first quarter dividend of 58 cents per share, paid April 2, 2012, and the second quarter dividend of 61 cents per share payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. Dividends declared in 2011 are in respect of the first quarter dividend of 52.5 cents per share, paid April 1, 2011. The declaration of the 2011 second quarter dividend (55 cents per share) was made subsequent to the end of the fiscal quarter, on May 4, 2011.

(3)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(4)             Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures

(5)             Adjusted EBITDA for the first quarter of 2012 excludes a $1 million equity loss for the residential component of the TELUS Garden real estate joint venture. TELUS anticipates that it will not retain an ownership interest in the residential component after the sale of condominium units and completion of construction. Adjusted EBITDA for the first quarter of 2011 excludes a $16 million non-cash gain on Transactel (Barbados) Inc. that resulted from re-measurement of the Company’s 51% interest in Transactel at fair value when TELUS exercised its purchased call option and asserted control.

(6)             EBITDA margin is EBITDA divided by Operating revenues. The calculation of the Adjusted EBITDA margin for the first quarter of 2012 excludes the equity loss for the residential component of the TELUS Garden real estate joint venture from both EBITDA and Operating revenues. The calculation of Adjusted EBITDA margin for the first quarter of 2011 excludes the non-cash gain on Transactel from both EBITDA and Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $100 million in the first quarter of 2012 when compared to the same period in 2011.

Service and equipment revenues increased by $113 million year over year in the first quarter of 2012. Growth in wireless network revenue provided approximately 75% of the increase, as wireless data revenue growth continued

to exceed declining wireless voice revenues. Wireless equipment revenues decreased as a result of lower acquisition and retention volumes, as well as lower handset prices. Wireline service and equipment revenues increased from growth in data services, including Optik TV and Optik High Speed Internet. Wireline data revenue growth exceeded ongoing declines in legacy voice local and long distance services.

Other operating income decreased by $13 million in the first quarter of 2012 when compared to the same period in 2011, mainly due to the $16 million non-cash gain on Transactel (Barbados) Inc. recorded in the first quarter of 2011. This non-cash gain reflected a re-measurement of TELUS’ 51% interest at fair value when the Company exercised its purchased call option and asserted control. Transactel operates call centres in Central America. In addition, in the first quarter of 2012, the Company recorded a $1 million equity loss related for the residential condominium component of the TELUS Garden real estate joint venture.

When adjusted to exclude the equity loss related to the residential component of the real estate joint venture in the first quarter of 2012 and the non-cash Transactel gain in the first quarter of 2011, Operating revenues increased year over year by $117 million or 4.7% in the first quarter of 2012.

•                  Subscriber connections increased by 441,000 during the twelve-month period ended March 31, 2012, as a result of 7.6% growth in wireless postpaid subscribers, 54% growth in TELUS TV subscribers and a 4.8% growth in total Internet subscriptions, partly offset by a 6.2% decrease in wireless prepaid subscribers, a 7.2% decline in residential network access lines (NALs) and a 1.6% decline in business NALs. During the first quarter of 2012, total wireless subscribers increased by 22,000, while total wireline subscriber connections were unchanged.

The blended monthly wireless subscriber churn rate was 1.55% in the first quarter of 2012, down 0.15 percentage points when compared to 1.70% in the first quarter of 2011 and also down 0.12 percentage points when compared to 1.67% in the fourth quarter of 2011. The improvement in the churn rate was due in part to first quarter 2012 completion of migrations related to the loss of a federal government wireless service contract to a low-priced bid from a competitor. Excluding federal government subscriber losses of 5,000 in the current quarter and 16,000 in the comparative quarter in 2011, postpaid net subscriber additions were unchanged year over year at 68,000.

Wireless blended ARPU was $58.87 in the first quarter of 2012, up $0.98 or 1.7% from the first quarter of 2011. Quarterly blended ARPU has increased year over year for six consecutive quarters: 1.7% (2012 Q1), 1.0% (2011 Q4), 3.0% (2011 Q3), 2.5% (2011 Q2), 2.7% (2011 Q1) and 1.9% (2010 Q4). Prior to the fourth quarter of 2010, blended ARPU had been declining since mid-2007.

•                  Operating income decreased by $3 million in the first quarter of 2012 when compared to the same period in 2011, mainly due to $26 million higher depreciation and amortization expenses resulting from growth in broadband and software assets, and acquisitions in 2011 and 2012. Largely offsetting this was a $23 million increase in EBITDA. Wireless EBITDA has increased by $71 million driven by 7.1% growth in network revenue, while expenses increased by less than one per cent. Wireline EBITDA decreased by $48 million as growth in data services was more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services, and absence of the $16 million non-cash re-measurement gain on Transactel recognized in the first quarter of 2011.

Adjusted EBITDA increased by $40 million in the first quarter of 2012 when compared to the same period in 2011. Adjusted EBITDA in the first quarter 2012 excludes the $1 million loss for the residential component of the TELUS Garden real estate joint venture, and adjusted EBITDA for the first quarter of 2011 excludes the $16 million non-cash gain on Transactel. The adjusted EBITDA margin decreased year over year by 0.2 percentage points to 38.4% resulting from a 3.5 percentage point decrease in the wireline segment margin, significantly offset by a 2.9 percentage point increase in the wireless segment margin.

•                  Income before income taxes increased by $26 million in the first quarter of 2012 when compared to the same period in 2011 mainly due to lower financing costs.

Income taxes increased by $6 million in the first quarter of 2012 when compared to the same period in 2011 mainly due to the prior year revaluation of the deferred income tax liability. Basic blended income taxes were unchanged year over year, as the increase in pre-tax income was offset by a lower blended statutory income tax rate.

•                  Net income increased by $20 million or 6.1% in the first quarter of 2012 when compared to the same period in 2011. Excluding items shown in the following table, Net income increased year over year by approximately $23 million or 7.3%.

Analysis of Net income

	First quarters ended March 31
($ millions)	2012	2011	Change
Net income	348	328	20
Add back after-tax loss related to residential component of the TELUS Garden real estate joint venture	1	—	1
Deduct after-tax Transactel gain	—	(12)	12
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	(10)	—	(10)
Net income before above items (approximate)	339	316	23

•                  Basic earnings per share (EPS) increased by six cents or 5.9% in the first quarter of 2012 when compared to the same period in 2011. Excluding items shown in the following table, EPS increased by approximately seven cents or 7.2% year over year.

Analysis of basic EPS

	First quarters ended March 31
($)	2012	2011	Change
Basic EPS	1.07	1.01	0.06
Add back after-tax loss related to residential component of the TELUS Garden real estate joint venture, per share	—	—	—
Deduct after-tax Transactel gain per share	—	(0.04)	0.04
Deduct net favourable income tax-related adjustments per share (see Section 5.2)	(0.03)	—	(0.03)
EPS before above items (approximate)	1.04	0.97	0.07

•                  Cash dividends declared: In the three-month period ended March 31, 2012, the Board of Directors declared two quarterly dividends. On February 8, 2012, the Board declared a first quarter dividend of 58 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, paid on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. On February 21, 2012, the Board of Directors declared a second quarter dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012.

The 61 cents per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model (see Financing and capital structure management plans in Section 4.3).

•                  Proposed share conversion: On February 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement, subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

On May 8, 2012, the Company announced it was withdrawing the plan of arrangement set out in its 2012 Information Circular and intends to reintroduce a new proposal in due course.  See Share Consolidation risk factor in Section 10.1 Regulatory matters.

Liquidity and capital resource highlights

•                  TELUS had unutilized credit facilities of over $1.0 billion at March 31, 2012, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.8 times at March 31, 2012, unchanged from December 31, 2011, and down from 1.9 times at March 31, 2011. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $309 million or 68% in the first quarter of 2012 when compared to the same period in 2011. The increase was due to a number of factors, including lower employer contributions to defined benefit plans, non-recurring rebates provided to residential subscribers in 2011, higher adjusted EBITDA, lower disbursements under restructuring plans and lower income taxes paid net of refunds received.

•                  Cash used by investing activities was slightly lower in the first quarter of 2012 when compared to the same period in 2011. Increased wireless capital expenditures and other investments in 2012 were largely offset by lower wireline capital expenditures and changes in non-cash investing working capital.

•                  Cash used by financing activities was $227 million in the first quarter of 2012, as compared to cash provided by financing activities of $68 million in the same period in 2011. The net increase in cash used by financing activities was mainly due to repayment of $300 million matured Notes in March 2012 and an increase in dividends paid in cash, partly offset by an increase in cash provided through low-rate commercial paper issues. The increase in dividends paid in cash resulted from the Company no longer issuing shares from treasury for reinvested dividends, as well as from an increase in the dividend rate.

•                  Free cash flow increased by $196 million or 121% in the first quarter of 2012 when compared to the same period in 2011. The increase was mainly due to lower contributions to defined benefit plans net of defined benefit plan expenses, as well as higher adjusted EBITDA, lower restructuring payments net of restructuring expenses and lower income tax payments net of refunds received, partly offset by higher capital expenditures.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in Section 2 of its annual 2011 MD&A. Activities in the first quarter of 2012 that support the Company’s six strategic imperatives include the following.

Building national capabilities across data, IP, voice and wireless

The Company’s efforts continue to be focused on wireless capacity upgrades, ongoing deployment of a new LTE wireless network in urban markets, continued investment in broadband infrastructure expansion and upgrades to support expected growth in Optik TV and Internet services, which includes completing the overlay of VDSL2 technology in the West and VDSL2 bonding in Eastern Quebec. It also includes investing in new state of the art Internet data centres to support market demand for cloud computing services, as well as meet internal requirements.

•                 The Company believes that the evolution of wireless networks to 4G LTE is a natural progression required to sustain and to drive data growth, and began construction of an urban LTE network in the second half of 2011. On February 10, 2012, TELUS launched LTE network service in 14 metropolitan areas.

•                  TELUS’ urban LTE network operates on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction, and supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected; actual speed may vary by device used, topography and environmental conditions, network congestion, signal strength and other factors). Outside of LTE coverage areas, LTE devices offered by TELUS also work on the HSPA+ network, which covers 33.8 million Canadians at March 31, 2012.

•                  After substantially completing its VDSL2 overlay in 2011, the Company continues to invest in its wireline broadband network to expand capacity and coverage, and launch Optik TV services in new areas such as Penticton, B.C. At March 31, 2012, the Company’s broadband high-definition (HD) coverage, including VDSL2 and ADSL2+ coverage, reached more than 2.3 million households in Alberta, B.C. and Eastern Quebec. TELUS also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

•                  TELUS is enhancing its national network of data centres and related facilities, drawing upon green hydroelectric power, natural cooling and other technology to make them among the most environmentally sustainable operations of their type in North America. This includes new intelligent Internet data centres (IDCs) in Rimouski, Quebec and Kamloops, B.C.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company’s strategy of focusing on growth markets is reflected in the wireline data revenue and wireless revenue total of nearly $2.1 billion in the first quarter of 2012, or an increase of $156 million or 8.1% when compared to the first quarter of 2011. Increased revenue from growth markets more than offset the decline in legacy wireline voice and other revenues.

Providing integrated solutions that differentiate TELUS from its competitors

In February 2012, the Company announced two innovations for Optik TV. TELUS customers who use an Xbox 360 as their set-top box may now control both live and recorded TV with hand gestures and voice commands with that addition of an Xbox 360 Kinect sensor. TELUS also announced Optik on the go, which provides Optik TV customers in B.C. and

Alberta with the capability to view a selection commercial-free TV on-demand shows and movies on their mobile devices, tablets and laptops, whether at home, or away from home using TELUS’ 4G LTE wireless network or Wi-Fi. There are is no additional charge for Optik TV customers to watch select TV On Demand shows and movies from channels they already subscribe to. Tablet and smartphone users can enjoy the service without incurring data charges by using Wi-Fi to connect to the Internet. When compatible devices connect via a mobile network, data usage charges would apply.

In March 2012, the Company introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment and leverages a growing trend of enterprises adopting “bring your own device” policies for their employees. TELUS Managed Mobility Services offers enterprises a series of six individual, yet integrated, service modules to provide an end-to-end service option for managing wireless devices on multiple platforms, from multiple carriers.

3.             Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve key performance measures quantified by the Company’s public financial targets disclosed in Section 9.

Corporate priorities for 2012

Deliver on TELUS’ future friendly brand promise by putting customers first

Increase TELUS’ competitive advantage through technology leadership

Drive TELUS’ leadership position in its chosen business and public sector markets

Accelerate TELUS’ leadership position in healthcare information technology

Strive to further improve operational efficiency and effectiveness at TELUS

Build TELUS’ culture for sustained competitive advantage.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and an overview of the Company’s competition were described in Section 4.1 of TELUS’ annual 2011 MD&A.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ annual 2011 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. See Section 7.4 Liquidity and capital resource measures.

Report on 2012 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The first quarter dividend of 58 cents per share was paid on April 2, 2012. On February 21, 2012, the Board of Directors declared a second quarter dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. The 61 cents per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model.

TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. The dividend growth model is not necessarily indicative of dividend increases beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

During the first quarter of 2012, a $258 million increase in commercial paper was more than offset by repayment of $300 million of matured Notes, while proceeds from securitized trade receivables were unchanged. On a year-over-year comparative basis, cash provided by operating activities increased $309 million in the first quarter of 2012, exceeding a $295 million year-over-year increase in cash used by financing activities and the relatively unchanged cash used by investing activities.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of over $1.0 billion at March 31, 2012, as well as $100 million of additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at March 31, 2012. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At May 9, 2012, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company’s operating segments and reporting segments are wireless and wireline. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

($ millions, except per share amounts and as noted)	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Operating revenues	2,631	2,690	2,622	2,554	2,531	2,554	2,461	2,400
Operating expenses
Goods and services purchased	1,116	1,316	1,178	1,134	1,098	1,235	1,036	997
Employee benefits expense	506	500	476	470	447	478	484	478
Depreciation and amortization	470	481	443	442	444	445	433	409
	2,092	2,297	2,097	2,046	1,989	2,158	1,953	1,884
Operating income	539	393	525	508	542	396	508	516
Financing costs	75	87	92	94	104	105	185	117
Income before income taxes	464	306	433	414	438	291	323	399
Income taxes	116	69	107	90	110	65	72	97
Net income	348	237	326	324	328	226	251	302
Net income attributable to Common Shares and Non-Voting Shares	348	246	325	321	327	225	250	301
Net Income per Common Share and Non-Voting Share
— Basic	1.07	0.76	1.00	0.99	1.01	0.70	0.78	0.94
— Diluted	1.06	0.75	1.00	0.98	1.00	0.70	0.78	0.94
Cash dividends declared per Common Share and Non-Voting Share(1)	1.19	0.58	0.55	0.55	0.525	0.525	0.50	0.50
Additional information
EBITDA(2)	1,009	874	968	950	986	841	941	925
Restructuring costs included in EBITDA and Operating income	13	16	3	12	4	38	17	19

(1)             Dividends declared in the first quarter of 2012 include the first quarter dividend of 58 cents per share, paid April 2, 2012, and the second quarter dividend of 61 cents per share payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012.

(2)             A non-GAAP measure (see Section 11.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and higher ARPU; (ii) wireless equipment revenue that has generally increased year-over-year; and (iii) year-over-year growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues.

Wireless network revenue reflects growing data revenue (36% year-over-year growth in the first quarter of 2012), partly offset by declining voice revenues (a 5.6% year-over-year decrease in the first quarter of 2012). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Blended ARPU has increased year over year for six consecutive quarters following several years of declines. Recent moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a natural slowing of the growth rate following the significant jump in smartphone adoption and corresponding increase in usage in the latter part of 2010. Decreasing wireless voice revenues reflect higher declines in voice ARPU since 2010.

Wireless equipment revenues decreased year over year in the first quarter of 2012 due to lower subscriber acquisition and retention volumes, but generally have increased year over year due to higher subscriber acquisition and retention volumes and device upgrade revenues, as well as an increasing proportion of more expensive smartphones.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The positive wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 54% in the 12-month period ended March 31, 2012), as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The primary cable-TV competitor in Western Canada increased its promotional activity and incentives early in the first quarter of 2012 to win back and protect its subscriber base, but backed off on promotional activity in the latter part of the quarter. A sequential increase in residential NAL losses in first quarter of 2012 was due to this increased promotional activity. The rate of residential NAL losses had moderated from mid-2010 and through most of 2011 due to the positive impact of Optik TV and Optik High Speed Internet services and improved bundle offers. The general trend for business NALS is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to more efficient IP services. A higher rate of churn in wholesale NALs was observed in the first quarter of 2012. In contrast, business NALs had increased in the first two quarters of 2011 from implementing wholesale services for enterprise customers.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, increasing costs of acquisition and retention for wireless subscribers through 2011, as well as fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses reflects compensation increases, as well as increased full-time equivalent (FTE) staff resulting from acquisitions and targeted hiring to support TV, business and wireless growth.

The sequential increase in depreciation and amortization expenses in the fourth quarter of 2011 resulted from a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011, as well as from an increase in capital assets to facilitate subscriber growth. Lower depreciation and amortization expenses in the second quarter of 2010 included the effect of reduced capital expenditures in the first half of 2010, and recognition of $5 million of investment tax credits following determination of eligibility by taxation authorities for assets capitalized in prior years that were fully amortized.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs since the third quarter of 2010 have decreased mainly due to lower effective interest rates from refinancing activities in the third quarter of 2010 and second quarter of 2011. Financing costs in the third quarter of 2010 include a $52 million loss on early partial redemption of U.S. Notes, as well as a $15 million financing charge resulting from the Canadian Radio-television and Telecommunications Commission’s (CRTC’s) final determinations for the regulatory deferral account.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Approximate Net income impact	10	10	—	11	—	10	9	10
Approximate EPS impact	0.03	0.03	—	0.03	—	0.03	0.03	0.03
Approximate basic EPS excluding income tax-related impacts	1.04	0.73	1.00	0.96	1.01	0.67	0.75	0.91

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

	First quarters ended March 31
($ millions)	2012	2011	Change
Service	2,443	2,337	4.5%
Equipment	176	169	4.1%
	2,619	2,506	4.5%
Other operating income	12	25	(52.0)%
	2,631	2,531	4.0%

Consolidated Operating revenues increased by $100 million in the first quarter of 2012 when compared to the same period in 2011.

•                  Service revenues increased year over year by $106 million in the first quarter of 2012. Wireless service revenues increased by $86 million or 7.1%, principally due to growth in wireless data network revenues from subscriber growth and accelerated smartphone adoption, which exceeded the decline in voice network revenue. Wireline service revenues increased by $20 million or 1.8%, as growth in data services, including Optik TV and Optik High Speed Internet, exceeded the decline in legacy voice local and long distance services.

•                  Equipment revenues increased year over year by $7 million in the first quarter of 2012. Wireless equipment sales decreased by $11 million as a result of lower acquisition and retention volumes, as well as competitive pressure to lower handset prices. Wireline equipment sales increased by $18 million mainly due to sales to business customers.

•                  Other operating income decreased year over year by $13 million in the first quarter of 2012. The decrease was mainly due to recognition of a $16 million non-cash gain on Transactel (Barbados) Inc. in the first quarter of 2011, which reflected a re-measurement of TELUS’ 51% interest at fair value when TELUS exercised its purchased call option and asserted control. In the first quarter of 2012, the Company recorded a $1 million equity loss related to the residential condominium redevelopment component of the TELUS Garden real estate joint venture (see Transactions with real estate joint venture in Section 7.10). TELUS does not anticipate that it will retain an ownership interest in the residential component after the sale of condominium units and completion of construction. Partly offsetting these items was a drawdown of the price cap deferral account in 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural communities.

Operating expenses

	First quarters ended March 31
($ millions)	2012	2011	Change
Goods and services purchased	1,116	1,098	1.6%
Employee benefits expense	506	447	13.2%
Depreciation	343	332	3.3%
Amortization of intangible assets	127	112	13.4%
	2,092	1,989	5.2%

Consolidated Operating expenses increased by $103 million in the first quarter of 2012 when compared to the same period in 2011.

•                  Goods and services purchased increased year over year by $18 million in the first quarter of 2012, reflecting increased content and support costs to grow and manage wireline Optik TV services. Partly offsetting this was a decrease in wireless marketing expenses and lower advertising and promotion expenses, as well as decrease in wireless equipment expenses resulting from lower acquisition and retention volumes.

•                  Employee benefits expense increased year over year by $59 million in the first quarter of 2012. The increase mainly reflects a $40 million higher wage and salary expense, $10 million higher employee-related restructuring costs and an $8 million lower recovery in respect of employee defined benefit pension plans in 2012. The wage and salary expense increased due to hiring over the past year to support the growing wireless and TV subscriber bases, full inclusion in the first quarter of 2012 of operations of certain TELUS-branded wireless dealership businesses acquired throughout 2011, one additional month of expenses in 2012 from the consolidation of Transactel operations, and management and bargaining unit compensation increases.

•                  Depreciation increased year over year by $11 million in the first quarter of 2012 largely due to ongoing investments in broadband networks including Optik TV and the urban wireless LTE network, partly offset by an increase in fully depreciated assets.

•                  Amortization of intangible assets increased year over year by $15 million in the first quarter of 2012, principally due to ongoing capital investments in network and administrative software assets, as well as acquisitions in 2011 and first quarter of 2012.

Operating income

	First quarters ended March 31
($ millions)	2012	2011	Change
	539	542	(0.6)%

Operating income decreased by $3 million in the first quarter of 2012 when compared to the same period in 2011, as the $71 million increase in wireless EBITDA (see Section 5.4) was slightly offset by the $26 million increase in depreciation and amortization expenses and the $48 million decrease in wireline EBITDA (see Section 5.5).

Financing costs

	First quarters ended March 31
($ millions)	2012	2011	Change
Interest expense	89	106	(16.0)%
Interest income and foreign exchange	(14)	(2)	n/m
	75	104	(27.9)%

Financing costs decreased by $29 million in the first quarter of 2012 when compared to the same period in 2011, mainly due to a $17 million lower interest expense. The lower interest expense was due to a lower effective interest rate resulting from refinancing activities in the second quarter of 2011. In the second quarter of 2011, remaining U.S. dollar Notes matured on June 1 and associated cross currency interest rate swap agreements were settled (combined effective interest rate of 8.5%), funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Interest income of $10 million was recorded in the first quarter of 2012, resulting primarily from settlement of income tax-related matters. No interest income was recorded in the first quarter of 2011.

Income taxes

	First quarters ended March 31
($ millions, except tax rates)	2012	2011	Change
Basic blended tax at weighted average statutory income tax rates	119	119	—%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(1)	(8)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(3)	—	n/m
Share option award compensation	1	—	n/m
Other	—	1	n/m
	116	110	5.5%
Blended federal and provincial statutory tax rates (%)	25.7	27.2	(1.5	)pts.
Effective tax rates (%)	25.0	25.1	(0.1	)pts.

Basic blended statutory income taxes were unchanged in the first quarter of 2012 when compared to the same period in 2011, as the 5.9% increase in pre-tax income was offset by a lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Net income

	First quarters ended March 31
($ millions)	2012	2011	Change
	348	328	6.1%

Net income increased by $20 million in the first quarter of 2012 when compared to the same period in 2011. See summary analysis in Section 1.3.

Other comprehensive income (OCI)

	First quarters ended March 31
($ millions)	2012	2011	Change
Items that may be subsequently reclassified to income	(3)	4	n/m
Item never subsequently reclassified to income	156	44	n/m
	153	48	n/m

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period. Actuarial gains were recorded in the first quarter of 2012 as well as in the first quarter of 2011.

5.4 Wireless segment

Wireless segment revenues increased by $76 million in the first quarter of 2012 when compared to the same period in 2011.

Operating revenues — wireless segment

	First quarters ended March 31
($ millions)	2012	2011	Change
Voice	790	837	(5.6)%
Data	498	366	36.1%
Network revenue	1,288	1,203	7.1%
Equipment and other	95	105	(9.5)%
External operating revenues	1,383	1,308	5.7%
Intersegment revenue	10	9	11.1%
Total operating revenues	1,393	1,317	5.8%
Data revenue to network revenue (%)	39	30	9	pts.

Network revenue increased year over year by $85 million in the first quarter of 2012.

•                  Voice revenue decreased year over year by $47 million in the first quarter of 2012, due to the ongoing trend of declining voice ARPU. Voice ARPU was $36.04 in the first quarter of 2012, or a decrease of $4.14 or 10% from the first quarter of 2011. Voice ARPU declined year over year principally due to an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, increased use of included-minute plans for both local and long distance calling, an increased penetration of the lower ARPU Koodo brand, and lower Mike™ service ARPU, partly offset by increased roaming volumes. The average minutes of use was unchanged from one year ago.

•                  Data revenue increased year over year by $132 million in the first quarter of 2012, reflecting subscriber growth and strength in smartphone service revenues and text messaging driven by increased smartphone penetration, increased adoption of data plans, growth in mobile Internet connection devices and tablets, increased rates for pay-per-use text messaging, as well as higher data roaming volumes. Data ARPU was $22.83 in the first quarter of 2012, reflecting an increase of $5.12 or 29% from the first quarter of 2011.

•                  Blended ARPU was $58.87 in the first quarter of 2012, reflecting an increase of $0.98 or 1.7% from the first quarter of 2011, mainly due to increased roaming and increasing data usage, partly offset by declining voice ARPU. See table below for ARPU growth trends.

•                  Gross subscriber additions decreased year over year by 25,000 or 6.4% in the first quarter of 2012, reflecting cost discipline including lower advertising and promotions expenses. Heightened competitive intensity was reflected in price competition and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants. Postpaid gross additions decreased year over year by 15,000 or 5.5%, while prepaid gross additions decreased year over year by 10,000 or 8.6%.

•                  Net subscriber additions decreased year over year by 10,000 or 31% in the first quarter of 2012. Postpaid net additions of 63,000 in the first quarter of 2012 were net of 5,000 federal government subscribers lost to a low bid contract offer by an established competitor effective early in 2011. This compares to postpaid net additions of 52,000 in the first quarter of 2011, which were net of the loss of 16,000 federal government subscribers under the same contract loss. Excluding federal government subscriber losses in both periods, postpaid net additions in the first quarter of 2012 were flat year over year at 68,000, as lower gross subscriber additions were offset by the lowest churn since the third quarter of 2010, which had a positive impact on costs of acquisition and retention. Prepaid net subscriber losses were 41,000 in the first quarter of 2012, as compared to net losses of 20,000 in the first quarter of 2011, reflecting increased competitive intensity in the lower value market segments and the Company’s choice to not match certain competitive offers.

•                  The blended monthly wireless subscriber churn rate was 1.55% in the first quarter of 2012, as compared to 1.70% in the first quarter of 2011 and 1.67% in the fourth quarter of 2011. Excluding the effects from the loss of the federal government wireless contract, blended churn was 1.52% in the first quarter of 2012 and 1.62% in the first quarter of 2011. The improved churn rate in the first quarter of 2012 was attributed to the Company’s continued focus on retaining high-value clients, including strong retention efforts since the introduction of the Clear and Simple Device Upgrade program in November 2010, as postpaid clients upgraded to new devices before the end of their contracts.

•                  The Company experienced an acceleration of smartphone adoption rates. Smartphones represented 68% of postpaid gross additions in the first quarter of 2012, as compared to 54% in the same period in 2011. Cumulatively, smartphone subscribers represented 56% of the postpaid subscriber base at March 31, 2012, as compared to 38% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

Year-over-year ARPU growth (%)

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Blended ARPU	1.7	1.0	3.0	2.5	2.7	1.9	(1.2)	(1.9)
Data ARPU	28.9	35.2	43.8	39.5	34.8	27.1	20.6	19.4
Voice ARPU	(10.3)	(11.9)	(10.4)	(9.3)	(5.8)	(5.2)	(6.7)	(7.2)

Equipment and other revenues decreased year over year by $10 million in the first quarter of 2012, largely due to lower acquisition and retention volumes, as well as competitive pressure to lower handset prices, which drove higher handset subsidies. Retention volumes decreased year over year due to strong retention efforts over the past year as postpaid clients took advantage of the Clear and Simple Device Upgrade program.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	At March 31
	2012	2011	Change
Subscribers (000s)
Postpaid	6,193	5,757	7.6%
Prepaid	1,169	1,246	(6.2)%
Total	7,362	7,003	5.1%
Proportion of subscribers that is postpaid (%)	84.1	82.2	1.9	pts.
Total digital population coverage(1) (millions)	34.4	33.8	1.8%
HSPA+ population coverage(2) (millions)	33.8	33.2	1.8%

	First quarters ended March 31
	2012	2011	Change
Subscriber gross additions (000s)
Postpaid	257	272	(5.5)%
Prepaid	106	116	(8.6)%
Total	363	388	(6.4)%
Subscriber net additions (000s)
Postpaid	63	52	21.2%
Prepaid	(41)	(20)	(105.0)%
Total	22	32	(31.3)%
ARPU(3) ($)	58.87	57.89	1.7%
Churn, per month(3) (%)	1.55	1.70	(0.15	)pts.
Average monthly minutes of use per subscriber (MOU)	324	324	—
COA(4) per gross subscriber addition(3) ($)	362	348	4.0%
Retention spend to network revenue(3) (%)	10.7	12.2	(1.5	)pts.
EBITDA to network revenue (%)	48.3	45.8	2.5	pts.

(1)    Including roaming/resale and network access agreements.

(2)    Including network access agreements.

(3)    See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)    Cost of acquisition.

Operating expenses — wireless segment

	First quarters ended March 31
($ millions)	2012	2011	Change
Equipment sales expenses	262	272	(3.7)%
Network operating expenses	172	164	4.9%
Marketing expenses	87	100	(13.0)%
General and administration (G&A) expenses
Employee benefits expense	145	124	16.9%
Other G&A expenses	105	106	(0.9)%
Total operating expenses	771	766	0.7%

Wireless segment expenses increased by $5 million in the first quarter of 2012 when compared to the same period in 2011.

Equipment sales expenses decreased year over year by $10 million in the first quarter of 2012. The decrease reflects lower acquisition and retention volumes, partly offset by higher per-unit costs due to increased smartphone loading for new subscribers and migration of existing clients.

Network operating expenses increased year over year by $8 million in the first quarter of 2012. The increase reflects growth in roaming volumes, partly offset by reduced roaming rates and lower revenue-share and licensing costs.

Marketing expenses decreased year over year by $13 million in the first quarter of 2012. The decrease was due to lower commissions as a result of recent TELUS-branded wireless dealership business acquisitions, as well as lower advertising and promotions expenses.

•                  COA per gross subscriber addition increased year over year by $14 in the first quarter of 2012. The increase was primarily due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, and to a lesser extent, higher commissions to support an increasing number of higher value smartphone devices, partly offset by lower advertising and promotions expenses.

•                  Retention costs as a percentage of network revenue decreased year over year by 1.5 percentage points in the first quarter of 2012. The decrease was primarily due to lower retention volumes resulting from strong retention efforts over the past year as postpaid clients took advantage of the Clear and Simple Device Upgrade program, and to a lesser extent, commission savings from the recent TELUS-branded wireless dealership acquisitions. These savings were partly offset by higher per-unit subsidy costs as a larger number of clients migrated to more costly smartphones.

Total G&A expenses increased year over year by $20 million in the first quarter of 2012, reflecting full inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011.

•                  Employee benefits expense increased year over year by $21 million in the first quarter of 2012, due to full inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011, hiring over the past year to support the growing wireless subscriber base, and compensation increases, as well as higher employee-related restructuring costs.

•                  Other G&A expenses decreased by $1 million year over year in the first quarter of 2012.

EBITDA — wireless segment

	First quarters ended March 31
($ millions, except margins)	2012	2011	Change
EBITDA	622	551	12.9%
EBITDA margin (%)	44.7	41.8	2.9	pts.

The wireless segment EBITDA increased by $71 million in the first quarter of 2012 when compared to the same period in 2011. The increase reflects strong data revenue growth, improved operating efficiency, as well as lower acquisition and retention costs. The EBITDA margin improved year over year, as revenue grew by 5.8% and total expenses increased by less than one per cent.

5.5 Wireline segment

Total wireline segment revenues increased by $26 million in the first quarter of 2012 when compared to the same period in 2011.

Operating revenues — wireline segment

	First quarters ended March 31
($ millions)	2012	2011	Change
Data service and equipment	700	619	13.1%
Voice local service	359	387	(7.2)%
Voice long distance service	110	124	(11.3)%
Other services and equipment	67	68	(1.5)%
Service and equipment revenues	1,236	1,198	3.2%
Other operating income	12	25	(52.0)%
External operating revenues	1,248	1,223	2.0%
Intersegment revenue	41	40	2.5%
Total operating revenues	1,289	1,263	2.1%

Service and equipment revenues increased year over year by $38 million in the first quarter of 2012.

•                  Data service and equipment revenues increased year over year by $81 million in the first quarter of 2012. The increase resulted principally from: (i) continued strong subscriber growth in Optik TV services, a $3 per month rate increase effective April 2011 for the basic TV service subscribers not on rate protection plans, as well as varying rate increases for theme package selections in April 2011 and October 2011; (ii) increased data equipment sales to business customers; (iii) increased Internet and enhanced data services due to growth from implementation of large enterprise deals, the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win and retain subscribers, and a $2 per month rate increase effective April 2011 for Internet subscribers not on rate protection plans; (iv) increased health services revenues; and (v) higher managed workplace revenues due to inclusion of a full quarter of consolidated Transactel revenues in 2012 versus two months in 2011.

Wireline operating indicators

	At March 31
(000s)	2012	2011	Change
Internet subscribers
High-speed	1,257	1,183	6.3%
Dial-up	41	56	(26.8)%
Total	1,298	1,239	4.8%
TELUS TV subscribers	553	358	54.5%

	First quarters ended March 31
(000s)	2012	2011	Change
Internet subscriber net additions (losses)
High-speed	16	16	—%
Dial-up	(3)	(6)	50.0%
Total	13	10	30.0%
TELUS TV subscriber net additions	44	44	—%

TELUS provides Optik TV and Optik High Speed Internet services in B.C., Alberta and Eastern Quebec, as well as TELUS Satellite TV in B.C. and Alberta. Net additions of high-speed Internet subscribers and TELUS TV subscribers in the first quarter of 2012 were equal to the strong results achieved in the first quarter of 2011 due to the enhanced bundling capabilities and retention offers with Optik TV, as well as continued service enhancements. Subscriber growth was constrained by Shaw Communications Inc.’s increased use of heavily discounted promotions in B.C. and Alberta early in the first quarter of 2012, before backing off later in the quarter.

•                  Voice local service revenue decreased year over year by $28 million in the first quarter of 2012. The decrease continues to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, service bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity including price reductions. These factors were partly offset by increases in monthly local rates effective in the third quarter of 2011.

Wireline operating indicators

	At March 31
(000s)	2012	2011	Change
Network access lines (NALs)
Residential	1,868	2,013	(7.2)%
Business	1,668	1,695	(1.6)%
Total	3,536	3,708	(4.6)%

	First quarters ended March 31
(000s)	2012	2011	Change
Net (losses) additions in NALs
Residential	(47)	(33)	(42.4)%
Business	(10)	2	n/m
Total	(57)	(31)	(83.9)%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in B.C., Alberta and Eastern Quebec. Residential NAL losses in the first quarter of 2012 increased by 14,000 from the same period in 2011 and increased by 10,000 from the fourth quarter of 2011, largely the result of heavily discounted home phone promotions from Shaw in B.C. and Alberta early in the first quarter of 2012.

TELUS provides business services nationally. Business NAL losses reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services, as growth in data services such as private IP networks is not measured by business NAL counts and conversion of legacy voice services to IP services causes a decrease in business NALs. A higher rate of churn in wholesale NALs was observed in the first quarter of 2012. In contrast, during the first quarter of 2011 business NALs increased due to the implementation of voice and data services for wholesale customers.

•                  Voice long distance service revenue decreased year over year by $14 million in the first quarter of 2012. The decrease reflects ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

Other operating income decreased year over year by $13 million in the first quarter of 2012. The decrease was mainly due to recognition of a $16 million non-cash gain on Transactel (Barbados) Inc. in the first quarter of 2011. In the first quarter of 2012, the Company recorded a $1 million equity loss related to the residential condominium redevelopment component of the TELUS Garden real estate joint venture. These items were partly offset by a drawdown of the price cap deferral account in 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural communities.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

	First quarters ended March 31
($ millions)	2012	2011	Change
Goods and services purchased	541	505	7.1%
Employee benefits expense	361	323	11.8%
Total operating expenses	902	828	8.9%

Total wireline operating expenses increased by $74 million in the first quarter of 2012 when compared to the same period in 2011.

Goods and services purchased increased year over year by $36 million in the first quarter of 2012. The increase primarily reflects increased content and support costs for TELUS TV growth (54% year-over-year increase in the subscriber base), higher cost of goods sold to support increased equipment sales, and to a lesser extent, increased advertising and promotions primarily supporting Optik High Speed Internet and Optik TV marketing campaigns.

Employee benefits expense increased year over year by $38 million in the first quarter of 2012. The increase resulted from hiring over the past year to support the growing TV subscriber base, one additional month of expenses in 2012 from the consolidation of Transactel operations, a lower employee defined benefit pension recovery in 2012, management and bargaining unit compensation increases, and increased employee-related restructuring costs.

EBITDA — wireline segment

	First quarters ended March 31
($ millions, except margins)	2012	2011	Change
EBITDA	387	435	(11.0)%
Add back equity loss related to the residential component of the TELUS Garden real estate joint venture	1	—	n/m
Deduct Transactel gain	—	(16)	n/m
Adjusted EBITDA	388	419	(7.4)%
Adjusted EBITDA margin (%)	30.1	33.6	(3.5	)pts.

The wireline segment EBITDA decreased by $48 million in the first quarter of 2012 when compared to the same period in 2011. Adjusted EBITDA decreased year over year by $31 million in the first quarter of 2012. Decreases in adjusted EBITDA and adjusted EBITDA margins continue to reflect declines in higher margin legacy voice local and long distance services, partly offset by ongoing growth in lower margin data service and equipment sales.

6.              Changes in financial position

Financial position at:	Mar. 31,	Dec. 31,
($ millions)	2012	2011	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	68	46	22	48%	See Section 7: Liquidity and capital resources
Accounts receivable	1,406	1,428	(22)	(2)%	Mainly a decrease in receivables from wireless dealers.
Income and other taxes receivable	10	66	(56)	(85)%	Reflects refunds received and a reclassification to Income and other taxes payable.
Inventories	270	353	(83)	(24)%	Primarily a decrease in wireless handsets and accessories due to a decrease in units on hand and lower average cost.
Prepaid expenses	228	144	84	58%	Primarily prepayment of statutory employee benefits and annual wireless licence fees.
Derivative assets	12	14	(2)	(14)%	Fair value adjustments to restricted share units and other operational hedges.
Current liabilities
Short-term borrowings	407	404	3	1%	Both periods include $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), as well as small draws on bank facilities.
Accounts payable and accrued liabilities	1,403	1,419	(16)	(1)%

Includes a decrease in payroll and employee-related liabilities due to payment of variable pay for 2011 net of 2012 accruals, as well as a decrease in wireless accrued dealer commissions resulting from seasonally lower loading in the first quarter 2012, partly offset by increases in interest payable and commodity and other taxes payable.

Income and other taxes payable	329	25	304	n/m

Reflects differences in income tax expense and instalment payments including taxes on earnings of partnerships for fiscal periods ending in the quarter, as well as a reclassification from Income and other taxes receivable.

Dividends payable	387	188	199	106%

The March 31, 2012, balance includes $189 million in respect of the 58 cents per share first quarter dividend paid on April 2, 2012, and $198 million in respect of the 61 cents per share second quarter dividend declared on February 21, 2012, payable on July 3, 2012.

Advance billings and customer deposits	663	655	8	1%	Primarily an increase in advance billings to wireline business customers.
Provisions	72	88	(16)	(18)%	Includes payment of amounts in dispute.
Current maturities of long-term debt	1,024	1,066	(42)	(4)%	Repayment of $300 million, 4.5% Series CC TELUS Corporation Note that matured in March 2012, net of a $258 million increase in commercial paper.
Working capital (1)	(2,291)	(1,794)	(497)	(28)%	Includes the effect of an early declaration of the second quarter dividend to be paid on July 3, 2012, and an increase in Income and other taxes payable.

(1)             Current assets subtracting Current liabilities.

Financial position at:	Mar. 31,	Dec. 31,
($ millions)	2012	2011	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	7,985	7,964	21	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,135	6,153	(18)	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Included in the balances for both periods are wireless spectrum licences of $4,867 million
Goodwill, net	3,661	3,661	—	—%	—
Real estate joint venture	14	—	14	n/m	See Section 7.10 Transactions between related parties.
Other long-term assets	127	81	46	57%	Includes deferred costs related to the TELUS Garden project and reclassification of $27 million from Other long-term pension liabilities.
Investments	21	21	—	—%	—
Non-current liabilities
Provisions	122	122	—	—%	—
Long-term debt	5,509	5,508	1	—%	—
Other long-term liabilities	1,040	1,343	(303)	(23)%	Primarily a decrease in pension and post-retirement liabilities resulting from funding and actuarial gains.
Deferred income taxes	1,352	1,600	(248)	(16)%

Includes deferred income tax recovery for the current period arising from reversal of temporary differences net of deferred income taxes related to unrealized gains and losses on derivatives and pension plan liabilities.

Owners’ equity
Common Share and Non-Voting Share equity	7,629	7,513	116	2%	Principally Net income of $348 million and Other comprehensive income of $153 million, less two quarterly dividend declarations totalling $387 million.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary information — Consolidated statements of cash flows

	First quarters ended March 31
($ millions)	2012	2011	Change
Cash provided by operating activities	763	454	68.1%
Cash used by investing activities	(514)	(516)	0.4%
Cash (used) provided by financing activities	(227)	68	n/m
Increase (decrease) in cash and temporary investments, net	22	6	—
Cash and temporary investments, net, beginning of period	46	17	—
Cash and temporary investments, net, end of period	68	23	195.7%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $309 million in the first quarter of 2012 when compared to the same period in 2011, primarily due to the following:

Analysis of changes in cash provided by operating activities

($ millions)
Cash provided by operating activities, Three-month period ended March 31, 2011	454
Year-over-year changes:
Lower employer contributions to defined benefit plans, net of employee defined benefits plans expense	127
Non-recurring rebates to residential subscribers in 2011	53
Higher adjusted EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	40
Lower restructuring disbursements net of restructuring costs	25
Lower income taxes paid, net of recoveries received	18
Other working capital changes	46
Cash provided by operating activities, Three-month period ended March 31, 2012	763

•                  Employer contributions to defined benefit plans, net of defined benefits plans expense, decreased due mainly to lower discretionary contributions ($100 million in January 2012 versus $200 million in January 2011).

•                  Non-recurring rebates were made in 2011, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect 2011 Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition.

•                  Restructuring disbursements net of restructuring costs decreased as the size of restructuring initiatives decreased since 2010.

•                  Income taxes paid, net, decreased due to higher first quarter refunds received and lower final payments required on prior year’s taxes.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $2 million in the first quarter of 2012 when compared to the same period in 2011, as higher capital expenditures in 2012 and other investments, including $15 million invested in the TELUS Garden real estate joint venture, were largely offset by non-cash investing working capital changes. In the first quarter of 2012, the Company made business acquisitions and related investments including 100% ownership of a business complementary to the Company’s existing lines of business.

Total capital expenditures increased by $32 million in the first quarter of 2012 when compared to the same period in 2011. The capital intensity level in the first quarter of 2012 was one percentage point higher than the comparable period in 2011 mainly due to coverage expansion of the wireless urban 4G LTE network. Adjusted EBITDA less capital expenditures increased by $8 million in the first quarter of 2012 when compared to the same period in 2011.

Capital expenditures

	First quarters ended March 31
($ millions, except capital intensity)	2012	2011	Change
Wireless segment	151	76	98.7%
Wireline segment	290	333	(12.9)%
Total capital expenditures	441	409	7.8%
Adjusted EBITDA less capital expenditures(1)	569	561	1.4%
Capital intensity(2) (%)	17	16	1	pt.

(1)            See Section 11.1 EBITDA for the calculation and description.

(2)            Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless segment capital expenditures increased by $75 million in the first quarter of 2012 when compared to the same period in 2011, principally due to expansion of coverage of TELUS’ urban 4G LTE network, on which services were first launched in 14 metropolitan areas in February 2012. The increase also included investments in common network components to support growth.

Wireless capital intensity was 11% in the first quarter of 2012, up from 6% in the first quarter of 2011, while wireless cash flow (EBITDA less capital expenditures) was $471 million in the first quarter of 2012, down $4 million or less than 1% from the same period in 2011.

•                  Wireline segment capital expenditures decreased by $43 million in the first quarter of 2012 when compared to the same period in 2011. The decrease was mainly due to a lower level of broadband expansion activity following substantial completion of the VDSL2 broadband overlay in 2011, partly offset by investments in new Internet data centres.

Wireline capital intensity was 22% in the first quarter of 2012, down from 26% in the first quarter of 2011. Wireline cash flow (adjusted EBITDA less capital expenditures) was $98 million in the first quarter of 2012, up $12 million or 14% from the same period in 2011.

7.3 Cash (used) provided by financing activities

Cash used by financing activities was $227 million in the first quarter of 2012, as compared to cash provided by operating activities of $68 million in the same period in 2011.

•                  Cash proceeds received from Non-Voting Shares issued for the purchase of options were $nil million in the first quarter of 2012 as compared to $17 million in same period in 2011.

•                  Cash dividends paid in the first quarter of 2012 were $188 million, an increase of $73 million when compared to the first quarter of 2011. The increase included:

•                  $19 million resulting mainly from a 10.5% higher dividend rate for the dividend paid in January 2012 when compared to dividend paid in January 2011; and

•                  The dividend payment reported on the cash flow statement in the first quarter of 2011 was net of $54 million for TELUS Non-Voting Shares issued from treasury under the dividend reinvestment and share purchase plan. For dividends declared after March 1, 2011, the Company switched to purchasing TELUS Non-Voting Shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which resulted in increased cash outflows for dividends paid on April 1, 2011, and thereafter.

•                  In March 2012, the Company repaid $300 million for the matured TELUS Corporation Series CC 4.5% Notes.

•                  Changes in commercial paper, short-term borrowings and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low cost funds and is fully backed up by the five-year committed credit facility. Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables).

•                  Commercial paper increased by $258 million in the first quarter of 2012, as compared to an increase of $150 million in the same period in 2011, or a comparative increase of $108 million in cash provided by commercial paper issues. The increase in commercial paper in the first quarter of 2012 partly offset repayment of $300 million of matured Notes. In comparison, the increase in commercial paper in the first quarter of 2011 helped fund discretionary defined benefit pension plan contributions and acquisitions.

•                  The balance of changes in Short-term borrowings reflected changes in amounts drawn on bank facilities, or a comparative reduction of $19 million.

•                  Proceeds from securitized trade receivables were $400 million at March 31, 2012, unchanged in the year and throughout 2011.

•                  No amounts were drawn against the Company’s five-year credit facility in the first quarter of 2012 or throughout 2011. See Section 7.5 Credit facilities.

7.4 Liquidity and capital resource measures

Net debt as at March 31, 2012, decreased by $136 million since March 31, 2011, mainly due to maturities of long-term debt in June 2011 and March 2012, partly offset by increased use of low-rate commercial paper and a $600 million five-year Note issue in May 2011, as well as an increase in cash and decrease in short-term borrowings.

Total capitalization — book value at March 31, 2012, decreased by $629 million when compared to one year earlier mainly due to a decrease in retained earnings as well as lower Net debt. The decrease in retained earnings included a $740 million 12-month other comprehensive loss resulting from employee defined benefit plan actuarial losses that are never subsequently reclassified to income. Such actuarial losses or gains are likely to fluctuate from period to period.

Fixed rate debt as a proportion of total indebtedness was 80% at March 31, 2012, down from 91% one year earlier due to increased use of low-rate commercial paper.

The average term to maturity of debt was 5.7 years at March 31, 2012, up from 5.4 years at March 31, 2011, mainly to refinancing activities in the second quarter of 2011.

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2012	2011	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	6,898	7,034	(136)
Total capitalization — book value(2)	14,519	15,148	(629)
EBITDA — excluding restructuring costs	3,845	3,771	74
Net interest cost	348	511	(163)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	80	91	(11	)pts.
Average term to maturity of debt (years)	5.7	5.4	0.3
Net debt to total capitalization(1) (2) (%)	47.5	46.4	1.1	pts.
Net debt to EBITDA — excluding restructuring costs(1)	1.8	1.9	(0.1)
Coverage ratios(1) (times)
Earnings coverage	5.4	3.8	1.6
EBITDA — excluding restructuring costs interest coverage	11.0	7.4	3.6
Other 12-month trailing measures
Free cash flow(3) ($ millions)	1,193	854	339
Dividend payout ratio of adjusted net earnings(1) (%)	63	62	1	pt.
Dividend payout ratio(1) (%)	61	61	—

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             Figures for the 12-month period ended March 31, 2011, have been revised from those originally reported, as a result of a retrospective reclassification between accumulated other comprehensive income and retained earnings, effected in the third quarter of 2011.

(3)             See Section 11.2 Free cash flow for the definition.

Earnings coverage for the twelve-month period ended March 31, 2012, was 5.6 times, up from 3.8 times one year earlier. Lower gross interest expenses increased the ratio by 1.5, while increased income before gross interest and income taxes increased the ratio by 0.1.

The EBITDA — excluding restructuring costs interest coverage ratio for the twelve-month period ended March 31, 2012, was 11.0 times, up from 7.4 times one year earlier. Lower net interest costs increased the ratio by 3.5, while higher EBITDA before restructuring costs increased the ratio by 0.1.

Free cash flow for the twelve-month period ended March 31, 2012, increased by $339 million or 40% from the twelve-month period ended March 31, 2011. The increase was mainly due to lower contributions to defined benefit plans including lower discretionary contributions, higher adjusted EBITDA, and lower paid interest due to a lower effective interest rate resulting from refinancing activities in 2010 and 2011, partly offset by increased capital expenditures.

TELUS long-term financial policies and guidelines

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was remained within the guideline at 1.8 times at March 31, 2012.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

TELUS Corporation has a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At March 31, 2012, TELUS had available liquidity of over $1.0 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at March 31, 2012

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(1,024)	976
Other bank facilities	—	165	(7)	(115)	—	43
Total	—	2,165	(7)	(115)	(1,024)	1,019

(1)            Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at March 31, 2012) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.0 to 1 at March 31, 2012) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The term of the revolving period securitization agreement expires on August 1, 2014.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of May 9, 2012.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as of May 9, 2012.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ annual 2011 MD&A.

Commitments and contingent liabilities

TELUS Garden

See Transactions with real estate joint venture in Section 7.10.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s financial position and the results of its operations, excepting the items disclosed in Note 22 of the Condensed interim consolidated financial statements.

7.9 Outstanding share information

The total number of outstanding and issuable shares at March 31, 2012, as shown in the following table, assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares

At March 31, 2012 (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares outstanding	174.9	150.4	325.3	(1)
Options outstanding and issuable(2)	—	27.4	27.4
Outstanding and issuable shares	174.9	177.8	353.7

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 327.0 million for the three-month period ended March 31, 2012.

(2)             Assuming full conversion and ignoring exercise prices.

7.10 Transactions between related parties

Investments in significant controlled entities

At March 31, 2012, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2011.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts for key management personnel for the three-month periods ended March 31, 2012 and 2011, were $9 million and $7 million, respectively. See Note 23 of the Condensed interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2011, the Company announced that it partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in the Company having a new national headquarter premises. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 leadership in energy and environmental design (LEED) platinum standard and the new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED gold standard. The residential tower was successfully marketed and construction is expected to begin in the second quarter of 2012.

During the three-month period ended March 31, 2012, the Company had transactions with the real estate joint venture, which is a related party, as set out in Note 17(b) of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture are set out in Note 17(c) of the Condensed interim consolidated financial statements, including the following:

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on the office tower and is to commence on the residential condominium tower in the second quarter of 2012. As at March 31, 2012, the real estate joint venture’s contractual commitments for construction were $152 million through to 2014.

Operating leases

In the first quarter of 2012, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture, at market rates. Operating lease payments for the 20—year term total of $230 million, including occupancy costs of $91 million.

Construction credit facilities

In the first quarter of 2012, the real estate joint venture received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented and all conditions of funding having been satisfied, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and will be secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects; the facilities will bear interest at bankers’ acceptance rate or prime rate, plus applicable margins. As at May 9, 2012, no amounts had been advanced under the facilities.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described Section 8.1 in TELUS’ annual 2011 MD&A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Real estate joint venture

The Company accounts for its interest in the real estate joint venture using the equity basis of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the real estate joint venture and earnings distributed.

Standards, interpretations and amendments not yet effective and not applied

IAS 19, Employee Benefits (amended 2011)

Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Consolidated statements of income and other comprehensive income, including a decrease in Net income of $29 million for the first quarter of 2012 and $24 million for the first quarter of 2011. Such decreases are offset by increased Other comprehensive income. For further detail, see Note 2(c) of the Condensed interim consolidated financial statements. The Company currently expects to initially apply the amended standard for periods beginning on or after January 1, 2013.

9.              Annual guidance for 2012

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s 2012 targets and assumptions were originally announced on December 16, 2011, in the Company’s annual financial targets news release and accompanying investor conference call and webcast. Guidance is unchanged from original targets disclosed in the 2011 MD&A.

Guidance for 2012 (key performance measures)

	2012 full-year guidance	Expected change from 2011
Consolidated
Revenues	$10.7 to $11.0 billion	3 to 6%
EBITDA(1)	$3.8 to $4.0 billion	1 to 6%
EPS — basic	$3.75 to $4.15	0 to 10%
Capital expenditures	Approx. $1.85 billion	—
Wireless segment
Revenue (external)	$5.75 to $5.9 billion	5 to 8%
EBITDA	$2.3 to $2.4 billion	5 to 10%
Wireline segment
Revenue (external)	$4.95 to $5.1 billion	0 to 3%
EBITDA	$1.5 to $1.6 billion	(6) to 1%

(1)             A non-GAAP measure. See Section 11.1 EBITDA for the definition.

The following key assumptions were made at the time the 2012 targets were announced in December 2011. The preliminary assumption for the expected long-term return on defined benefit pension plan assets was 6.5% for the purposes of the targets announcement, and subsequently set at 6.75%, as disclosed in TELUS’ 2011 MD&A.

Assumptions for 2012 original targets	Result to date or expectation for full year
Ongoing intense wireless and wireline competition in both business and consumer markets

TELUS’ lower total gross and net wireless additions in the first quarter of 2012 reflect heightened competitive intensity extended from the fourth quarter of 2011 including price competition and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants.

The Company experienced elevated residential NAL losses in the first quarter of 2012, resulting from Shaw Communications introduction of heavily discounted home phone, high-speed Internet and cable-TV promotions in Alberta and B.C. that were introduced in November 2011 and increased into early 2012, and then backed off later in the quarter. Subsequently, Shaw announced a price increase for their home phone service, as well as for certain Internet and TV plans.

Business NAL losses in the first quarter of 2012 continue to reflect increased competition in the SMB market, as well as technological substitution of voice lines for more efficient IP services.

Continued downward re-pricing of legacy services

Wireless and wireline voice service revenues continue to decline due to price competition and technological substitution to data and IP services. Wireless voice revenue decreased year over year by 5.6% in the first quarter of 2012, resulting from a 10% decline in voice ARPU. Wireline local and long distance revenues declined year over year by 7.2% and 11%, respectively, in the first quarter of 2012.

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

The expectation is unchanged. Wireless subscriber growth is typically highest in the second half of the calendar year.
TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Management’s original expectation was for slightly positive growth in blended ARPU. Wireless blended ARPU increased year over year by 1.7% in the first quarter of 2012, as a 29% increase in data ARPU more than offset the 10% decline in voice ARPU. Roaming revenues have increased.

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Acquisition and retention expenses were $270 million in the first quarter of 2012, or a decrease of $13M when compared to the first quarter of 2011. The decrease reflects lower acquisition and retention volumes, resulting from intense competitive activity and successful retention efforts throughout 2011. The expectation for the full year is for increased acquisition and retention expenses. Smartphones represented 68% of postpaid gross subscriber additions in the first quarter of 2012, as compared to 54% in the first quarter of 2011.

Ongoing investments for deployment of LTE wireless technology in urban markets	In February 2012, the Company launched LTE services in 14 metropolitan areas.

Assumptions for 2012 original targets	Result to date or expectation for full year

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in network access lines and long distance revenue

Confirmed by results in the first quarter of 2012. Wireline data revenue increased by 13% year over year, which exceeded the aggregate 8.2% year-over-year decline in voice local and long distance revenues.

TELUS TV net additions of 44,000 and high-speed Internet net additions of 16,000 during the first quarter of 2012, offset the 57,000 decline in total NALs and 3,000 decline in dial-up Internet subscriptions.

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Initiatives expected to impact restructuring costs are currently estimated at approximately $50 million for the full year.
Financing costs of approximately $350 million ($377 million in 2011)

Expectation unchanged. Financing costs of $75 million for the first quarter of 2012 included $10 million interest income from the settlement of prior years’ tax matters and $4 million foreign exchange gains.

Blended statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

The expected elimination of previously enacted Ontario corporate income tax rate reductions does not affect the assumption significantly. For the first quarter of 2012, the statutory income tax rate was 25.7% and the effective income tax rate was 25.0%.

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

Expectation unchanged. Cash income taxes paid net of recoveries received were $48 million in the first quarter of 2012, comprised of final payments in respect of the 2011 tax year, instalments for 2012 net of refunds received.

A pension accounting discount rate was set at 4.5% (75 basis points lower than 2011) and the long-term return was set at 6.75% (25 basis points lower than 2011)	Expectation unchanged.
A discretionary one-time pension contribution of $100 million to be made in early 2012 (a discretionary one-time contribution of $200 million was made in January 2011)	The discretionary $100 million contribution was made in January 2012.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Regulatory matters

The following are updates to the Section 10.3 Regulatory matters in TELUS’ annual 2011 MD&A.

Future availability and cost of wireless spectrum

On March 14, 2012, the federal government announced the rules for two spectrum auctions, as well as changes to foreign ownership restrictions (see Foreign ownership restrictions below). Industry Canada plans to auction spectrum in the 700 MHz band in the first half of 2013, to be followed by an auction for spectrum in the 2.5/2.6 GHz bands in 2014.

The spectrum auction rules set a 10 MHz cap on the amount of prime 700 MHz spectrum any individual bidder can acquire. TELUS began urban construction of a wireless 4G LTE network in the second half of 2011 and launched services on this network in February 2012 using the Company’s AWS spectrum acquired in 2008. Any potential roll-out of 4G LTE wireless service to rural markets is dependent on an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In addition to establishing rules for the 700 MHz auction, the Industry Canada also announced its intent to auction spectrum at 2500-2690 MHz in 2014. This spectrum is prime spectrum for LTE in urban locations. Currently most of this spectrum is held by Rogers and Bell through the Inukshuk partnership for fixed broadband. Under the auction rules all carriers will be limited by a 40 MHz cap on bidding on this spectrum. Since Bell and Rogers already control substantial blocks of this spectrum their ability to bid in the auction will be restricted absent any divestment of existing blocks. For TELUS, the cap provides an opportunity to significantly increase its spectrum holdings for LTE should it succeed in acquiring spectrum. However there is no guarantee TELUS will acquire all of the spectrum it might seek under the cap. There are also risks that Rogers or Bell will gain competitive advantage by launching LTE in these bands in 2012 using their existing allocation to gain a head start in this band.

As outcome of these future auctions are unknown, the capital outlay required to bid successfully and the amounts of spectrum that may ultimately be secured in each region are uncertain.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although the Company believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

TELUS and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations, the Telecommunications Act (The Telecommunications Regulations), the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and TELUS must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration.

TELUS regularly monitors non-Canadian transfers and non-Canadian ownership levels of its voting shares. The Company observed and announced on March 22, 2012, that there was significant buying interest by non-Canadians in TELUS Common Shares since the announcement of a proposed share conversion (see Proposed share conversion in Section 1.3), as there was a 20 per cent increase in non-Canadian ownership of the Common Shares. Accordingly TELUS had to restrict approval of reservation applications for the transfer of Common Shares into non-Canadian shareholders so as to remain compliant with the ownership limits.

Share Consolidation

On May 8, 2012, the Company announced it was withdrawing the plan of arrangement to convert each Non-Voting Share into a Common Share on a one-for-one basis, as set out in its 2012 Information Circular. The Company intends to reintroduce a new proposal in due course. There is no assurance that a new share consolidation proposal will be introduced, when it may be introduced, what its terms may be or whether such proposal would be successful in obtaining a favourable shareholder vote. The market price of Non-Voting Shares and/or Common Shares may decline, given that share prices in both classes increased following announcement of the proposal.

Changes to foreign ownership restrictions for small common carriers

On March 14, 2012, the federal government announced that it will lift foreign ownership restrictions on telecommunications common carriers with a 10% or lower revenue market share. TELUS anticipates that that proposed amendments to the Telecommunications Act will receive Royal Assent by late June 2012. This will give the small wireless newer entrants the opportunity to raise foreign capital to fund their network construction, operating losses and spectrum bids in 2013 and/or 2014. TELUS is hopeful these changes to foreign ownership limits provided by the Government are a first step towards full liberalization of restrictions across the industry.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking that is in the process of being renewed). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content.

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010), the acquisition by BCE of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011) and the acquisition by BCE of Astral Media announced in March 2012 (pending approval). As well, Rogers Communications and Quebecor continue to own content assets.

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition.

The decision applies to companies that own both broadcasting content and broadcasting distribution assets. TELUS is a member of the Canadian Independent Distributors Group, which filed a request for dispute resolution of specialty TV services controlled by Bell Media Inc. On April 5, 2012, in Broadcasting Decision CRTC 2012-208, the CRTC set out its determinations and expectations relating to: the packaging of programming services so that consumer choice is enhanced while ensuring that the objectives set out in the Broadcasting Act are fulfilled; pricing incentives; making non-linear rights available on commercially reasonable terms; and a final offer arbitration process to set rates. The CRTC also indicated its preference for the parties to arrive at a commercially negotiated agreement, prior to final offer arbitration.

Absent the enforcement of safeguards determined in Broadcasting Regulatory Policy CRTC 2011-601, there is a potential risk that vertically integrated competitors, owning both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers. These regulatory safeguards improve the bargaining position of non-vertically integrated companies, such as TELUS, for new content. However, there can be no assurance that the new regulatory safeguards will be fully effective.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have introduced, or plan to introduce, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. As the rules are not harmonized, they create risks of significant compliance costs for TELUS and other wireless providers. In addition, Rogers Communications requested that the CRTC establish an interconnection steering committee process to develop and implement a national wireless services consumer code, and certain consumer groups have asked the CRTC to prevent wireless services providers from charging for services after the consumer ports to another wireless provider. TELUS provided comments in respect of these applications and supports the establishment of a national wireless services code.

On April 4, 2012, the CRTC issued Telecom Notice of Consultation CRTC 2012-206, calling for comments and establishing a proceeding, so that it may consider what form of intervention, if any, may be appropriate with respect to retail wireless services, in light of the Commission’s forbearance from regulation of the wireless industry and the federal government’s policy direction to the CRTC to rely on market forces to the maximum extent possible.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies on market forces to the greatest extent possible, rather than regulatory intervention. TELUS supports the establishment of a national wireless services consumer code to reduce compliance costs and standardize the terms and conditions of service. In the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers.

In respect of foreign ownership restrictions, TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.2 Human resources

The following are updates to the Section 10.4 Human resources in TELUS’ annual 2011 MD&A.

Collective bargaining

The collective agreement between TELUS and the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 510 professional and supervisory employees in the TELUS Quebec operating region, expired on December 31, 2011. Negotiations to renew this contract continue. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.3 Process risks

The following are updates to the Section 10.5 Process risks in TELUS’ annual 2011 MD&A.

Real estate joint venture

Risks associated with the real estate joint venture include possible construction-related cost overruns, financing risks, reputational risks and, for the commercial component of the joint venture, leasing occupancy risks.

Risk mitigation: TELUS has established two joint ventures with subsidiaries of Westbank Holdings Ltd., a leading developer of large commercial and real estate projects, to develop the TELUS Garden project. Westbank brings considerable expertise in the successful management of development projects of the scope and scale of TELUS Garden. The residential condominium project has been substantially pre-sold prior to the commencement of construction. The commercial development obtained significant lease commitments from TELUS and another major tenant prior to its construction commencing. The success of the commercial project will be dependent on the extent of additional lease commitments obtained in the future, the future leasing market in terms of demand for space and rates in Vancouver for high quality commercial office space, as well as possible construction cost over-runs. Budget overrun risks for both the residential and commercial projects are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks. In its capacity as lender to the project, TELUS has additional credit risks. There is no assurance that the TELUS Garden project will be completed on budget or on time or obtain lease commitments as planned. Accordingly, TELUS is exposed to the risk of additional equity funding requirements or loss on investment and loan amounts should the project’s business plan not be successfully realized, and reputational risks should the planned high quality of the project not be realized.

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in 2012 and 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

	First quarters ended March 31
($ millions)	2012	2011
Net income	348	328
Financing costs	75	104
Income taxes	116	110
Depreciation	343	332
Amortization of intangible assets	127	112
Impairment losses (reversals) for capital assets	—	—
EBITDA (standardized EBITDA in CICA guideline)	1,009	986
Add back equity loss related to the residential component of the TELUS Garden real estate joint venture	1	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	(16)
Adjusted EBITDA	1,010	970

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	First quarters ended March 31
($ millions)	2012	2011
EBITDA	1,009	986
Capital expenditures	(441)	(409)
EBITDA less capital expenditures	568	577
Add back equity loss related to the residential component of the TELUS Garden real estate joint venture	1	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	(16)
Adjusted EBITDA less capital expenditures	569	561

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	First quarters ended March 31
($ millions)	2012	2011
EBITDA (see Section 11.1)	1,009	986
Add back equity loss related to the residential component of the TELUS Garden real estate joint venture	1	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	(16)
Restructuring (disbursements) net of restructuring costs	2	(23)
Items from the Consolidated statements of cash flows
Share-based compensation	7	(5)
Net employee defined benefit plans expense (recovery)	(1)	(9)
Employer contributions to employee defined benefit plans	(116)	(235)
Interest paid	(62)	(61)
Interest received	7	—
Income taxes refunded (paid), net	(48)	(66)
Capital expenditures	(441)	(409)
Free cash flow (management’s definition)	358	162

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	First quarters ended March 31
($ millions)	2012	2011
Cash provided by operating activities	763	454
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(441)	(409)
Proceeds from disposition of capital assets	—	—
Standardized free cash flow (CICA guideline)	322	45
Deduct proceeds from disposition of capital assets	—	—
Adjustments to reconcile to cash provided by operating activities	36	117
Free cash flow (management’s definition)	358	162

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

	Twelve-month periods ended March 31
($ millions, except ratio)	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	1,240	1,103
Income taxes	382	344
Gross interest expense	372	517
Numerator	1,994	1,964
Denominator — Gross interest expense	372	517
Ratio (times)	5.4	3.8

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

($, except ratios)	2012	2011
Dividend payout ratio
Numerator — Annualized first quarter dividend declared per Common Share and Non-Voting Share	2.32	2.10
Denominator - Income per Common Share and Non-Voting Share, 12-month periods ended March 31	3.82	3.43
Ratio(1) (%)	61	61
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.32	2.10
Adjusted net earnings, 12-month periods ended March 31 ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,240	1,103
Deduct favourable income tax-related adjustments	(31)	(29)
Add back loss on redemption of debt	—	37
Add back equity loss related to the residential component of the TELUS Garden real estate joint venture	1	—
Deduct after-tax Transactel gain	—	(12)
Net-cash settlement feature	(8)	(11)
	1,202	1,088
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.71	3.39
Adjusted ratio(2) (%)	63	62

(1)             The ratio for March 31, 2012, is 64% when based on the February 21, 2012, quarterly dividend declaration of 61 cents per Common Share and Non-Voting Share to be paid in July 2012, annualized to $2.44 per share.

(2)             The adjusted ratio for March 31, 2012, is 66% when based on the February 21, 2012, quarterly dividend declaration of 61 cents per Common Share and Non-Voting Share to be paid in July 2012, annualized to $2.44 per share.

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $44 million in for twelve-month period ended March 31, 2012, and $78 million for the twelve-month period ended March 31, 2011. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a twelve-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — the nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

	At March 31
($ millions)	2012	2011
Long-term debt including current portion	6,533	6,187
Debt issuance costs netted against long-term debt	26	27
Derivative liability(1)	—	413
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	8
Cash and temporary investments	(68)	(23)
Short-term borrowings	407	422
Net debt	6,898	7,034

(1)             The derivative liability at March 31, 2011, was in respect of the U.S.$741 million debenture that matured on June 1, 2011, and related to cross currency interest rate swap agreements that effectively converted principal repayments and interest obligations to Canadian dollar obligations.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the twelve-month periods ended March 31, 2012 and 2011 are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

	At March 31
($ millions)	2012	2011
Net debt	6,898	7,034
Owners’ equity	7,629	8,119
Deduct: Accumulated other comprehensive income	(8)	(5)
Total capitalization — book value	14,519	15,148

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2012	2011
OPERATING REVENUES
Service	$2,443	$2,337
Equipment	176	169
	2,619	2,506
Other operating income	12	25
	2,631	2,531
OPERATING EXPENSES
Goods and services purchased	1,116	1,098
Employee benefits expense	506	447
Depreciation	343	332
Amortization of intangible assets	127	112
	2,092	1,989
OPERATING INCOME	539	542
Financing costs	75	104
INCOME BEFORE INCOME TAXES	464	438
Income taxes	116	110
NET INCOME	348	328
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	8
Foreign currency translation adjustment arising from translating financial statements of foreign operations	(2)	(4)
	(3)	4
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains	156	44
	153	48
COMPREHENSIVE INCOME	$501	$376
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$348	$327
Non-controlling interests	—	1
	$348	$328
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$501	$375
Non-controlling interests	—	1
	$501	$376
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$1.07	$1.01
Diluted	$1.06	$1.00
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	325	324
Diluted	327	326

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2012	December 31, 2011
ASSETS

Current assets
Cash and temporary investments, net	$68	$46
Accounts receivable	1,406	1,428
Income and other taxes receivable	10	66
Inventories	270	353
Prepaid expenses	228	144
Derivative assets	12	14
	1,994	2,051
Non-current assets
Property, plant and equipment, net	7,985	7,964
Intangible assets, net	6,135	6,153
Goodwill, net	3,661	3,661
Real estate joint venture	14	—
Other long-term assets	127	81
Investments	21	21
	17,943	17,880
	$19,937	$19,931

LIABILITIES AND OWNERS’ EQUITY

Current liabilities
Short-term borrowings	$407	$404
Accounts payable and accrued liabilities	1,403	1,419
Income and other taxes payable	329	25
Dividends payable	387	188
Advance billings and customer deposits	663	655
Provisions	72	88
Current maturities of long-term debt	1,024	1,066
	4,285	3,845
Non-current liabilities
Provisions	122	122
Long-term debt	5,509	5,508
Other long-term liabilities	1,040	1,343
Deferred income taxes	1,352	1,600
	8,023	8,573
Liabilities	12,308	12,418
Owners’ equity
Common Share and Non-Voting Share equity	7,629	7,513
	$19,937	$19,931

2

condensed interim consolidated statements of cash flows	(unaudited)

Periods ended March 31 (millions)	2012	2011
OPERATING ACTIVITIES
Net income	$348	$328
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	470	444
Deferred income taxes	(302)	44
Share-based compensation	7	(5)
Net employee defined benefit plans expense	(1)	(9)
Employer contributions to employee defined benefit plans	(116)	(235)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration	—	(16)
Other	(1)	(12)
Net change in non-cash operating working capital	358	(85)
Cash provided by operating activities	763	454
INVESTING ACTIVITIES
Capital expenditures	(441)	(409)
Acquisitions and related investments	(32)	(60)
Real estate joint venture	(15)	—
Other	(21)	4
Net change in non-cash investing working capital	(5)	(51)
Cash used by investing activities	(514)	(516)
FINANCING ACTIVITIES
Non-Voting Shares issued	—	17
Dividends paid to holders of Common Shares and Non-Voting Shares	(188)	(115)
Issuance and repayment of short-term borrowing	3	22
Long-term debt issued	1,350	630
Redemptions and repayment of long-term debt	(1,392)	(482)
Dividends paid by a subsidiary to non-controlling interest	—	(4)
Cash provided (used) by financing activities	(227)	68
CASH POSITION
Increase in cash and temporary investments, net	22	6
Cash and temporary investments, net, beginning of period	46	17
Cash and temporary investments, net, end of period	$68	$23
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(62)	$(61)
Interest received	$7	$—
Income taxes (inclusive of Investment Tax Credits) (paid), net	$(48)	$(66)

3

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$1,383	$1,308	$1,248	$1,223	$—	$—	$2,631	$2,531
Intersegment revenue	10	9	41	40	(51)	(49)	—	—
	$1,393	$1,317	$1,289	$1,263	$(51)	$(49)	$2,631	$2,531
EBITDA(1)	$622	$551	$387	$435	$—	$—	$1,009	$986
CAPEX(2)	$151	$76	$290	$333	$—	$—	$441	$409
EBITDA less CAPEX	$471	$475	$97	$102	$—	$—	$568	$577
					Operating revenues (above)		$2,631	$2,531
					Goods and services purchased		1,116	1,098
					Employee benefits expense		506	447
					EBITDA (above)		1,009	986
					Depreciation		343	332
					Amortization		127	112
					Operating income		539	542
					Financing costs		75	104
					Income before income taxes		$464	$438

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

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